Filed pursuant to

General Instruction II.L

of Form F-10; File No. 333-282924

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated November 13, 2024 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Platinum Group Metals Ltd. at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450, and are also available electronically at www.sedarplus.ca and www.sec.gov.

This prospectus supplement together with the short form base shelf prospectus dated November 13, 2024 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PROSPECTUS SUPPLEMENT

(To the Short Form Base Shelf Prospectus dated November 13, 2024)

NEW ISSUE	March 10, 2026

Up to US$60,000,000

Common Shares

This prospectus supplement (the "Prospectus Supplement") of Platinum Group Metals Ltd. ("Platinum", the "Company" or "we"), together with the accompanying short form base shelf prospectus dated November 13, 2024 to which this Prospectus Supplement relates (the "Prospectus") qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Company having an aggregate sale price of up to US$60,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution" and "Description of Common Shares".

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been or will be prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding and disposition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or resident in Canada may not be fully described herein. Prospective investors should read the tax discussions contained in this Prospectus Supplement and the accompanying Prospectus.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are not residents of the United States, that some or all of the experts and Agents named in the registration statement are not resident in the United States, and that a substantial portion of the assets of the persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

- ii -

Our outstanding common shares ("Common Shares") are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "PTM" and on the NYSE American, LLC ("NYSE American") under the symbol "PLG". On March 9, 2026, the closing sales price of our Common Shares on each of the TSX and the NYSE American was C$3.16 and US$2.33 per share, respectively. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the requirements of the TSX and the NYSE American has authorized the listing of the Offered Shares distributed under the Offering.

The Company has entered into an equity distribution agreement dated March 10, 2026 (the "Distribution Agreement") with BMO Nesbitt Burns Inc. and Beacon Securities Limited (the "Canadian Agents") and BMO Capital Markets Corp. (the "U.S. Agent" and, together with the Canadian Agents, the "Agents"), pursuant to which the Company may distribute up to US$60,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See "Plan of Distribution". BMO Nesbitt Burns Inc. and Beacon Securities Limited will only be offering the Offered Shares in Canada. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement on Form F-10 (File No. 333-282924) (the "Registration Statement"), as amended, filed with the United States Securities and Exchange Commission (the "SEC") of which this Prospectus Supplement forms a part.

Sales of Offered Shares, if any, under this Prospectus Supplement will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), involving sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, the Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the United States. See "Plan of Distribution".

Platinum will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the "Commission"). The amount of the Commission shall not exceed 3.0% of the gross sales price per Offered Share sold; provided that, the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada or (iii) failure by the Agents to comply with their obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately US$700,000. See "Plan of Distribution".

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement and the accompanying Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

- iii -

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the accompanying Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

Each of Diana Walters, John Copelyn, and Paul Mpho Makwana, each of whom are directors of the Company, and Charles Muller and Gordon Cunningham, each of whom is a named expert in this Prospectus Supplement, resides outside of Canada and has appointed Platinum Group Metals Ltd., Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada,V6E 4A6 as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process" in the Prospectus accompanying this Prospectus Supplement.

Our head office is located at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. Our registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. No offer of these securities is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, all references in this Prospectus Supplement and the accompanying Prospectus to "US$" or "$" are to U.S. dollars, and references to "C$" are to Canadian dollars. See "Currency Presentation and Exchange Rate Information".

- iv -

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

- v -

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and updates the information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information, some of which does not apply to this Offering. To the extent the information contained in this Prospectus Supplement differs or varies from the information contained in the accompanying Prospectus or documents previously filed with the SEC that are incorporated by reference herein or therein, the information in this Prospectus Supplement will supersede such information. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. For a more detailed understanding of an investment in our Common Shares, you should read both this Prospectus Supplement and the accompanying Prospectus, together with the information incorporated by reference herein and therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this Prospectus Supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus Supplement and the accompanying Prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company's website should not be deemed to be a part of this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, all references in this Prospectus Supplement to "the Company", "Platinum Group Metals", "Platinum Group", "Platinum", "we", "us", or "our" refer to Platinum Group Metals Ltd. and the subsidiaries through which it conducts its business unless otherwise indicated.

The Company's annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the SEC Modernization Rules.

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101, which differs significantly from the requirements of the SEC Modernization Rules. The Company is not currently subject to the SEC Modernization Rules. Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

RESERVE AND RESOURCE DISCLOSURE

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. The mineral resource and mineral reserve figures referred to in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Prospectus Supplement and the Prospectus include, without limitation, statements with respect to:

• the timing and completion of sales of Offered Shares under the Offering;

• the use of proceeds from the Offering and our plans and objectives with respect to the Offering;

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the estimates set forth or incorporated into, or derived from, the Waterberg DFS Update (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and estimates relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• potential alternatives to the existing Waterberg Project development plan and any related economic analysis;

• the Company's expectations with respect to the outcome of a review application in the High Court of South Africa (the "High Court") to set aside a decision by the Minister (the "Environmental Minister") of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an application in the High Court seeking to declare invalid the grant of a mining right to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") by the South African Department of Mineral and Petroleum Resources ("DMR") on January 28, 2021;

• the negotiation and execution of long-term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• the ability or willingness of the shareholders of Waterberg JV Co to fund their pro rata portion of the funding obligations for the Waterberg Project;

• revenue, cash flow and cost estimates and assumptions;

• the ability of state electricity utility ESKOM Holdings SOC Limited ("ESKOM") to supply sufficient power to the Waterberg Project;

• future events or future performance;

• development of next generation battery technology by subsidiary Lion Battery Technologies Inc. ("Lion"), the Company's battery technology joint venture with Valterra Platinum Marketing Ltd., a subsidiary of Valterra Platinum plc. (formerly Anglo Platinum Marketing Ltd., and Anglo American plc, respectively);

• potential benefits of Lion engaging The Battery Innovation Center ("BIC");

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects;

• the Company's ability to license certain intellectual property; and

• the potential use of alternative renewable energy sources for the Waterberg Project.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this Prospectus Supplement and the accompanying Prospectus, in the documents incorporated by reference herein and therein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• no certainty regarding the net proceeds to the Company of the Offering;

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that it will continue to incur losses until the Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• the impact of tariffs or trade barriers on the Company particularly a potential reduction in demand for platinum and palladium;

• risks relating to deteriorating relations between South Africa and the United States;

• adverse changes in relations between South Africa and the United States, affecting the Company's business;

• risks related to geopolitical events and other uncertainties, such as Russia's invasion of Ukraine and conflict in the Middle East;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the ability of South Africa's state-owned electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co., or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE") company, as defined in the Broad-Based Black Empowerment Act of 2003 (the "BEE Act");

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. Holders (as defined below);

• litigation or other legal or administrative proceedings brought against the Company, including the review application to set aside a decision by the Environmental Minister to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project and an application seeking to declare invalid the grant of a mining right to Waterberg JV Co. by the DMR;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national, provincial and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire and construct infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002;

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with relevant BEE laws and the South African Broad-Based Socio Economic Empowerment Charter for the Mining and Minerals Industry, 2018;

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water and annual increases in usage costs;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• the Company's ability to continue as a going concern;

• opposition from local and international groups, and/or the media;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise of stock options, or settlement of restricted share units, or warrants resulting in dilution to the holders of Common Shares;

• future sales or issuances of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• pandemics and other public health crises;

• global financial conditions;

• government imposed shutdowns or expense increases;

• water licence risks;

• the Company's discretion in the use of the net proceeds from the Offering;

• the Offered Shares will be structurally subordinated to any indebtedness of the Company's subsidiaries;

• changes in interest rates and the impact on the Offered Shares; and

• other risks disclosed under the heading "Risk Factors" in this Prospectus Supplement, the Prospectus and the Company's Annual Information Form for the year ended August 31, 2025 (the "AIF"), as well as in the other documents incorporated by reference herein and therein.

These factors should be considered carefully, and investors should not place undue reliance on the Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in Forward-Looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Statements. Investors and readers of this Prospectus Supplement should also carefully review the risk factors set out in this Prospectus Supplement and the Prospectus, the AIF and the other documents incorporated by reference herein and therein.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to United States dollars. All references to "C$" or "CAN$" and are to Canadian dollars, references to "$" or "US$" are to United States dollars and references to "R" or "Rand" are to South African Rand.

The audited consolidated financial statements of the Company and management's annual report on internal control over financial reporting as at August 31, 2025, together with the report of independent registered public accounting firm dated November 26, 2025, on these consolidated financial statements and on the effectiveness of the internal control over financial reporting as at August 31, 2025 are presented in United States dollars. The Company's functional currency is the Canadian dollar, and its South African subsidiaries' functional currency is the Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Twelve Months Ended August 31,
	2025 (US$)	2024 (US$)
Rate at end of period	0.7277	0.7412
Average rate for period	0.7165	0.7350
High for period	0.7428	0.7573
Low for period	0.6848	0.7207

	Three Months Ended November 30,
Canadian Dollars to U.S. Dollars	2025 (US$)	2024 (US$)
Rate at end of period	0.7154	0.7138
Average rate for period	0.7164	0.7265
High for period	0.7274	0.7428
	0.7082	0.7101

The daily average rate of exchange on March 9, 2026 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7367.

The following table sets forth the rate of exchange for Canadian dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Rands.

Canadian Dollars to South African Rands	Twelve Months Ended August 31,
	2025 (R)	2024 (R)
Rate at end of period	12.8568	13.1700
Average rate for period	12.9597	13.7049
High for period	13.8870	14.2980
Low for period	12.4938	12.9971

	Three Months Ended November 30,
Canadian Dollars to South African Rands	2025 (R)	2024 (R)
Rate at end of period	12.2429	12.8819
Average rate for period	12.4100	12.8759
High for period	12.8584	13.2608
Low for period	12.1433	12.4938

The daily average rate of exchange on March 9, 2026 as reported by the Bank of Canada for the conversion of Canadian dollars into Rands was C$1.00 equals R12.2070.

The following table sets forth the rate of exchange for U.S. dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Federal Reserve Bank of New York for conversion of U.S. dollars into Rand.

U.S. Dollars to South African Rand	Twelve Months Ended August 31,
	2025 (R)	2024 (R)
Rate at end of period	17.6519	17.7910
Average rate for period	18.0938	18.6465
High for period	19.8177	19.5380
Low for period	17.0992	17.7007

U.S. Dollars to South African Rand	Three Months Ended November 30,
	2025 (R)	2024 (R)
Rate at end of period	17.1229	18.0405
Average rate for period	17.3123	17.6980
High for period	17.6973	18.2508
Low for period	17.0096	17.0992

The exchange rate on March 2, 2026 as reported by the Federal Reserve Bank of New York for the conversion of U.S. dollars into Rand was US$1.00 equals R15.9937.

NOTICE REGARDING NON-IFRS MEASURES

The documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS Accounting Standards, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These non-IFRS measures should be read in conjunction with the financial statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the accompanying Prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Prospectus Supplement and not delivered with this Prospectus Supplement may be obtained on written or oral request without charge from the Corporate Secretary at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450 and are also available electronically at www.sedarplus.ca and www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a) the AIF;

(b) the management information circular of the Company dated January 15, 2026 prepared for the purposes of the annual general meeting of the Company held on February 24, 2026 at which each of the Company's directors were elected and the shareholders approved all other matters submitted to a shareholder vote;

(c) the audited consolidated financial statements of the Company as at and for the financial years ended August 31, 2025 and 2024, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements");

(d) the management's discussion and analysis of the Company for the financial year ended August 31, 2025;

(e) the condensed consolidated interim financial statements of the Company for the three months ended November 30, 2025 and 2024 (the "Interim Financial Statements" and together with the Annual Financial Statements, the "Financial Statements");

(f) the management's discussion and analysis of the Company for the three months ended November 30, 2025; and

(g) the technical report and updated mineral resource estimate entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024, with an effective date of August 31, 2024 (the "Waterberg DFS Update").

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that is filed by us with a Commission after the date of this Prospectus Supplement and prior to the termination of an Offering under this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

If Platinum disseminates a news release in respect of previously undisclosed information that, in Platinum's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), Platinum will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the accompanying Prospectus in writing on the face page of the version of such news release that Platinum files on SEDAR+ (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for the purposes of the Offering.

Any such document filed by us with the SEC or furnished by us to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus Supplement (and prior to the termination of an Offering) shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and the Registration Statement (in the case of a Report on Form 6-K or Form 8-K, only if and to the extent expressly provided for therein).  In addition, any other document filed or furnished by us to the SEC shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and the Registration Statement to the extent expressly provided for therein.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the accompanying Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.

Upon our filing a new annual information form and the related audited annual consolidated financial statements and management's discussion and analysis with applicable securities regulatory authorities during the duration of this Prospectus Supplement, the previous annual information form, the previous audited annual consolidated financial statements and all unaudited interim condensed consolidated financial statements (and accompanying management's discussion and analysis for such periods) and any material change reports filed prior to the commencement of our financial year in which the Company's new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of our securities under this Prospectus Supplement. Upon unaudited interim condensed consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities under this Prospectus Supplement. In addition, upon a new management information circular for the annual general meeting of the Company being filed by us with the applicable securities regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual general meeting of the Company shall no longer be deemed to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Securities under this Prospectus Supplement.

References to the Company's website or any other website in this Prospectus Supplement, the accompanying Prospectus, or any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Prospectus and the Company disclaims any such incorporation by reference.

ADDITIONAL INFORMATION

We have filed the Registration Statement with the SEC. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the accompanying Prospectus but contained in the Registration Statement is available on the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") under the Company's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the Distribution Agreement; (ii) the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus; (iii) the consent of PricewaterhouseCoopers LLP and certain experts; (iv) powers of attorney from certain directors and officers of the Company; (v) a form of debt indenture; and (vi) a filing fee table.

BUSINESS OF THE COMPANY

The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa. The Company's material mineral project is the Waterberg Project, which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project.

The Company's material subsidiaries are comprised of one wholly-owned company, a 49.90% holding in a second company and a direct and indirect 50.29% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa, and a 52.00% holding in a fourth company incorporated in British Columbia.

The Company conducts its South African exploration and development work through its wholly owned direct subsidiary, Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA").

The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.40% beneficial interest. Of this interest, 37.42% is held directly by PTM RSA and 12.97% is held indirectly through PTM RSA's 49.90% interest in Mnombo, a BEE company which holds 26.00% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by Implats (14.63%), and the Japanese shareholders (21.95%), comprising Japan Organization for Metals and Energy Security ("JOGMEC") at 11.71%, Hanwa Co. Ltd. ("Hanwa") at 9.37% and HJ Platinum Company Ltd. ("HJM") at 0.86%, a nominee of both JOGMEC and Hanwa.

The above percentages include the result of additional shares issued by Waterberg JV Co. subsequent to November 30, 2025, which increased PTM RSA's holdings from 37.32% to 37.42% and reduced Implats' holdings from 14.73% to 14.63%, while the aggregate holdings of HJM, JOGMEC and Hanwa remained unchanged.

The following chart represents the Company's corporate organization as at the date of this Prospectus Supplement:

Notes:

1. Remaining 48% interest owned by Valterra Platinum Marketing Ltd., a subsidiary of Valterra Platinum plc.

2. Remaining interest owned as to 14.63% by Implats and 21.95% by the Japanese shareholders (of which 0.52% is owned by HJM, 11.71% is owned by JOGMEC and 9.37% is owned by Hanwa).

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

Recent Developments

2024 ATM Offering

Subsequent to November 30, 2025 the Company sold and issued 9,670,296 Common Shares on the NYSE American at an average price of $2.76 for gross proceeds of $26.7 million and net proceeds of $26,066,723 million (after deducting fees and expenses payable) pursuant to an Equity Distribution Agreement among the Company, BMO Capital Markets Corp., BMO Nesbitt Burns Inc. and Beacon Securities Limited dated December 5, 2024 (the "2024 ATM Offering"). The 2024 ATM Offering was completed on January 27, 2026.

Further information with respect to the Company and its business, assets, properties, operations and history is provided in the accompanying Prospectus and in the AIF and other documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Readers are encouraged to thoroughly review these documents as they contain important information about the Company. See "Documents Incorporated by Reference".

RISK FACTORS

An investment in our Common Shares involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

Prospective purchasers of the Offered Shares should carefully consider the risk factors set out below, the information set forth in the "Risk Factors" sections of the accompanying Prospectus and the AIF, and the other information included in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein, before making an investment decision to purchase the Offered Shares. See "Documents Incorporated by Reference". Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward-Looking Statements and could result in a loss of your investment. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also have a material adverse effect on the Company.

Risks Relating to the Offering

No Certainty Regarding the Net Proceeds to the Company

There is no certainty that the maximum offering amount will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell on the Company's behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Dilution Risk

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. The issuance of Common Shares upon the exercise of the Company's outstanding stock options and settlement of the Company's outstanding restricted share units ("RSUs") and deferred share units ("DSUs") will result in dilution to the interests of shareholders and may reduce the trading price of the Common Shares. Additional stock options, RSUs, DSUs and other warrants and rights to purchase Common Shares may be issued in the future. Exercises or settlement of these securities, or even the potential of their exercise or settlement, may have an adverse effect on the trading price of the Common Shares. The holders of any issued and outstanding stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities, RSUs and DSUs do not have a cash exercise price. Accordingly, the issuance of Common Shares upon exercise of such securities will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of any issued and outstanding stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by any such stock options and warrants.

Discretion in the Use of Proceeds

Our management team will have broad discretion in the application of the remaining net proceeds from this Offering and could spend or invest the proceeds in ways with which our shareholders disagree. Accordingly, investors will need to rely on our management team's judgment with respect to the use of these proceeds. However, the failure by management to apply these funds effectively could negatively affect our ability to operate and grow our business.

We cannot specify with certainty all of the particular uses for the net proceeds to be received from this Offering. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Commodity Price Fluctuation

The prices of commodities vary daily. Price volatility could have dramatic effects on the Company's results of operations and the ability of the Company to execute its business plan. The development of the Company's projects will be significantly affected by changes in metals prices. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The Company may not be able to effectively mitigate against pricing risks for its potential future products. Depressed pricing for the Company's potential future products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its Common Share price and the potential value of its properties. There can be no assurance that the price of any minerals will be such that any of the Company's resource properties could be mined at a profit.

Enforcement of U.S. Judgments

The Company is incorporated under the laws of Canada, and the majority of the Company's directors and officers are not residents of the United States. Because certain of the Company's assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The Company may be a "passive foreign investment company" for its current tax year, which may have adverse U.S. federal income tax consequences for U.S. investors

Based on current business plans and financial expectations, the Company believes that it may be classified as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the "Code") for the Company's current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called "excess distribution" received on its Offered Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective "QEF election" under Section 1295 of the Code ("QEF Election") with respect to the Company or a "mark-to-market" election under Section 1296 of the Code ("Mark-to-Market Election") with respect to the Offered Shares. U.S. taxpayers should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a "qualified electing fund" within the meaning of Section 1295 of the Code (a "QEF"), or that it will supply U.S. taxpayers with information that such U.S. taxpayers are required to report under the QEF rules, in the event the Company is a PFIC. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to the Company or any of its non-U.S. subsidiaries. A U.S. taxpayer who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer's adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules". Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the PFIC rules, and the tax consequences of the ownership and disposition of Offered Shares acquired pursuant to this Offering.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay difference prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

USE OF PROCEEDS

The amount of proceeds from the Offering will depend upon the number of Offered Shares sold and the market price at which they are sold. There can be no assurance that we will be able to sell any Offered Shares under or fully utilize the Distribution Agreement with the Agents as a source of financing. The gross proceeds of the Offering will be up to US$60,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. The sales proceeds remaining after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".  Assuming the closing of the Offering in full, over the next 24 months we intend to use the net proceeds of the Offering as follows:

The Company intends to use the net proceeds of the Offering as follows:

Staged development programs at Waterberg(1)(2)	US$	48,875,000
General, corporate and administrative (2)	US$	8,625,000
Estimated net proceeds of the Offering	US$	57,500,000

Notes:

(1) Funding for the Company's expected share (37.42%) for engineering, design, permitting and general work for staged development at the Waterberg Project, assuming the Company also funds the budget allocation due from Mnombo (26%) and Implats (14.63%). The Company also plans to utilize cash on hand for similar purposes.

(2) The allocation of funds is subject to the amount raised under the Offering, and assumes that proceeds from the Offering are allocated first to meet general, corporate and administrative expenses to remain a going concern.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments in the Company's mineral properties or unforeseen events, including those listed under the "Risk Factors" section of the Prospectus, this Prospectus Supplement and the AIF. Potential investors are cautioned that, notwithstanding the Company's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company's best interests.

Pending use of proceeds from this Offering, we intend to invest the proceeds in a variety of capital preservation investments, which may include long-term and short-term, investment-grade or FDIC-insured, interest-bearing instruments.

We have limited financial resources and do not generate any cash flow from current operations. As at November 30, 2025, we held cash of US$5.4 million, short-term investments of US$13.1 million and had working capital of US$19.2 million. The Company anticipates that it will continue to have negative cash flow unless and until commercial production is achieved at the Waterberg Project, which may never occur. The Company's ability to continue as a going concern is dependent upon raising capital and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The Company has suffered recurring losses from operations without any current source of operating income. See "Risk Factors" in the Prospectus, this Prospectus Supplement, the AIF and other documents incorporated by reference herein and therein.

Assuming the successful closing of this Offering in full, based on our planned Waterberg Project expenditures, and historical average monthly cash burn rate for general and administrative costs, we expect to have sufficient capital to maintain general operations for a period of at least twelve months, but not the full construction capital required for the Waterberg Project. After existing cash and net proceeds of this Offering, we will require additional capital to satisfy our obligations. The Company will also require additional financing to fund its share of expected Waterberg Project construction, development and ramp up costs. If we do not raise the maximum amount under the Offering, the date on which we require additional financing would be accelerated. If additional financing is raised by the issuance of shares from treasury of the Company or other securities convertible into Common Shares, control of the Company may change, security holders will suffer additional dilution, and the price of our Common Shares may decrease. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of our properties, or even a loss of property interests.

The expected use of net proceeds of this Offering represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures in these areas may vary significantly from our current intentions and will depend upon a number of factors, including the amount of proceeds raised, the time periods in which the proceeds are raised, our ability to advance the Waterberg Project into production, actual expenses to operate our business, and other unforeseen events, including those listed under the "Risk Factors" section of this Prospectus Supplement and the accompanying Prospectus, the AIF and other documents incorporated by reference herein and therein. See "Risk Factors". As of the date of this Prospectus Supplement, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this Offering.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors".

CONSOLIDATED CAPITALIZATION

Except as outlined under "Prior Sales", since the date of the Interim Financial Statements which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, there has been no material change to the share capital of the Company on a consolidated basis, other than as disclosed in this Prospectus Supplement and the accompanying Prospectus. Except as outlined under "Prior Sales", subsequent to August 31, 2025, and prior to the date of this Prospectus Supplement, no Common Shares reserved for issuance pursuant to outstanding stock options RSUs or DSUs have been issued pursuant to the exercise of outstanding options or settlement of outstanding RSUs or DSUs. As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

PLAN OF DISTRIBUTION

We have entered into the Distribution Agreement with the Agents, under which we may issue and sell our Common Shares from time to time up to an aggregate sales price of  US$60,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement.

Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made: by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold at all.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 3.0% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the commission payable by the Company to the Agents with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis, annual information forms and SEC annual reports, filed on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, the Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agent will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Company's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the accompanying Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$700,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) December 13, 2026, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. In the ordinary course of their various business activities, the Agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to the Company's assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The Agents and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The Common Shares are listed on the TSX and the NYSE American. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Platinum fulfilling all of the requirements of the TSX. The NYSE American has authorized the listing of certain Offered Shares distributed under the Offering.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Company has issued the following Common Shares and securities convertible into Common Shares.

	Issuance Date	Number of Common Shares	Price per Issuance		Issued Pursuant to
			(US$)	(C$)
1.	March 5, 2025	3,150	1.25		2024 ATM Offering
2.	March 6, 2025	64,247	1.28		2024 ATM Offering
3.	March 7, 2025	6,502	1.25		2024 ATM Offering
4.	March 10, 2025	100	1.25		2024 ATM Offering
5.	March 13, 2025	46,052	1.22		2024 ATM Offering
6.	March 14, 2025	57,648	1.25		2024 ATM Offering
7.	March 14, 2025	96,705		N/A	RSU settlement	(1)
8.	March 19, 2025	96,281	1.33		2024 ATM Offering
9.	March 20, 2025	45,794	1.31		2024 ATM Offering
10.	March 21, 2025	31,037	1.31		2024 ATM Offering
11.	March 25, 2025	13,167	1.27		2024 ATM Offering
12.	March 26, 2025	17,286	1.29		2024 ATM Offering
13.	March 27, 2025	15,500	1.25		2024 ATM Offering
14.	March 28, 2025	41,401	1.28		2024 ATM Offering
15.	March 31, 2025	51,040	1.21		2024 ATM Offering
16.	April 1, 2025	101,091	1.23		2024 ATM Offering
17.	April 2, 2025	35,900	1.21		2024 ATM Offering
18.	April 3, 2025	26,486	1.21		2024 ATM Offering
19.	April 10, 2025	79,044	1.19		2024 ATM Offering
20.	April 11, 2025	1,000	1.20		2024 ATM Offering
21.	April 14, 2025	205,276	1.25		2024 ATM Offering
22.	April 15, 2025	135,724	1.33		2024 ATM Offering
23.	April 16, 2025	35,582	1.29		2024 ATM Offering
24.	April 17, 2025	165,700	1.35		2024 ATM Offering

	Issuance Date	Number of Common Shares	Price per Issuance		Issued Pursuant to
			(US$)	(C$)
25.	April 21, 2025	62,088	1.28		2024 ATM Offering
26.	April 22, 2025	24,870	1.23		2024 ATM Offering
27.	April 23, 2025	1,580	1.20		2024 ATM Offering
28.	April 24, 2025	60,276	1.22		2024 ATM Offering
29.	April 25, 2025	40,450	1.23		2024 ATM Offering
30.	April 28, 2025	23,765	1.22		2024 ATM Offering
31.	April 29, 2025	36,000	1.21		2024 ATM Offering
32.	April 30, 2025	16,000	1.20		2024 ATM Offering
33.	May 1, 2025	26,000	1.20		2024 ATM Offering
34.	May 2, 2025	18,000	1.20		2024 ATM Offering
35.	May 5, 2025	3,800	1.19		2024 ATM Offering
36.	May 6, 2025	1,900	1.21		2024 ATM Offering
37.	May 7, 2025	109,877	1.22		2024 ATM Offering
38.	May 8, 2025	46,910	1.23		2024 ATM Offering
39.	May 9, 2025	15,587	1.22		2024 ATM Offering
40.	May 14, 2025	21,720	1.19		2024 ATM Offering
41.	May 21, 2025	691,035	1.28		2024 ATM Offering
42.	May 22, 2025	420,100	1.41		2024 ATM Offering
43.	May 23, 2025	128,655	1.41		2024 ATM Offering
44.	May 27, 2025	178,100	1.46		2024 ATM Offering
45.	May 28, 2025	138,000	1.45		2024 ATM Offering
46.	May 29, 2025	59,833	1.45		2024 ATM Offering
47.	May 29, 2025	800,000	1.26		Private Placement
48.	May 30, 2025	54,900	1.46		2024 ATM Offering
49.	June 2, 2025	53,913	1.38		2024 ATM Offering
50.	June 3, 2025	210,700	1.46		2024 ATM Offering
51.	June 4, 2025	205,700	1.49		2024 ATM Offering
52.	June 5, 2025	136,197	1.58		2024 ATM Offering
53.	June 6, 2025	180,920	1.64		2024 ATM Offering
54.	June 9, 2025	170,220	1.62		2024 ATM Offering
55.	June 10, 2025	400,000	1.70		2024 ATM Offering
56.	June 11, 2025	122,840	1.65		2024 ATM Offering
57.	June 12, 2025	204,402	1.72		2024 ATM Offering
58.	June 13, 2025	177,000	1.71		2024 ATM Offering
59.	June 16, 2025	29,881	1.56		2024 ATM Offering
60.	June 17, 2025	64,576	1.58		2024 ATM Offering
61.	June 18, 2025	1,926	1.56		2024 ATM Offering
62.	June 20, 2025	57,356	1.55		2024 ATM Offering
63.	June 23, 2025	108,933	1.41		2024 ATM Offering
64.	June 26, 2025	809,537	1.55		2024 ATM Offering
65.	June 27, 2025	500,000	1.63		2024 ATM Offering
66.	June 30, 2025	3,000	1.55		2024 ATM Offering
67.	July 2, 2025	1,100	1.57		2024 ATM Offering

	Issuance Date	Number of Common Shares	Price per Issuance		Issued Pursuant to
			(US$)	(C$)
68.	July 3, 2025	287,472	1.58		2024 ATM Offering
69.	July 7, 2025	56,522	1.56		2024 ATM Offering
70.	July 8, 2025	41,015	1.55		2024 ATM Offering
71.	July 11, 2025	403,100	1.65		2024 ATM Offering
72.	July 16, 2025	24,925	1.76		2024 ATM Offering
73.	July 17, 2025	147,967	1.81		2024 ATM Offering
74.	July 18, 2025	182,376	1.83		2024 ATM Offering
75.	July 22, 2025	10,974	1.84		2024 ATM Offering
76.	July 22, 2025	21,343	1.83		2024 ATM Offering
77.	August 26, 2025	2,110	1.51		2024 ATM Offering
78.	August 27, 2025	27,974	1.50		2024 ATM Offering
79.	August 28, 2025	500	1.50		2024 ATM Offering
80.	September 3, 2025	224,822	1.68		2024 ATM Offering
81.	September 5, 2025	21,562	1.72		2024 ATM Offering
82.	September 12, 2025	78,717	1.75		2024 ATM Offering
83.	September 15, 2025	73,400	1.83		2024 ATM Offering
84.	September 16, 2025	124,431	1.91		2024 ATM Offering
85.	September 17, 2025	3,453	1.96		2024 ATM Offering
86.	September 22, 2025	10,500	1.88		2024 ATM Offering
87.	September 23, 2025	137,942	2.00		2024 ATM Offering
88.	September 24, 2025	355,000	2.19		2024 ATM Offering
89.	September 25, 2025	56,620	2.11		2024 ATM Offering
90.	September 26, 2025	425,000	2.32		2024 ATM Offering
91.	September 29, 2025	760,000	2.52		2024 ATM Offering
92.	October 1, 2025	840,385	2.81		2024 ATM Offering
93.	October 1, 2025	180,732	2.71		2024 ATM Offering
94.	October 3, 2025	138,483		N/A	RSU settlement	(2)
95.	October 7, 2025	66,264		2.32	Option exercise	(3)
96.	October 8, 2025	92,174		2.32	Option exercise	(4)
97.	October 8, 2025	5,074		1.93	Option exercise	(5)
98.	October 8, 2025	13,899		1.52	Option exercise	(6)
99.	October 8, 2025	57,829		2.37	Option exercise	(7)
100.	October 14, 2025	2,749		1.52	Option exercise	(8)
101.	October 14, 2025	62,579		2.32	Option exercise	(9)
102.	October 14, 2025	4,721		2.37	Option exercise	(10)
103.	October 16, 2025	165,544	2.92		2024 ATM Offering
104.	October 17, 2025	270,100	2.97		2024 ATM Offering
105.	December 1, 2025	386,806	2.39		2024 ATM Offering
106.	December 2, 2025	174,400	2.45		2024 ATM Offering
107.	December 3, 2025	85,557	2.36		2024 ATM Offering
108.	December 4, 2025	59,608	2.43		2024 ATM Offering
109.	December 5, 2025	85,111	2.38		2024 ATM Offering

	Issuance Date	Number of Common Shares	Price per Issuance		Issued Pursuant to
			(US$)	(C$)
110.	December 8, 2025	149,057	2.49		2024 ATM Offering
111.	December 9, 2025	47,389	2.42		2024 ATM Offering
112.	December 10, 2025	274,680	2.53		2024 ATM Offering
113.	December 11, 2025	488,263	2.57		2024 ATM Offering
114.	December 12, 2025	652,511	2.67		2024 ATM Offering
115.	December 15, 2025	420,450	2.74		2024 ATM Offering
116.	December 16, 2025	420,700	2.68		2024 ATM Offering
117.	December 18, 2025	280,712	2.71		2024 ATM Offering
118.	December 19, 2025	852,600	2.77		2024 ATM Offering
119.	December 19, 2025	160,600	2.54		2024 ATM Offering
120.	December 22, 2025	274,055	2.64		2024 ATM Offering
121.	December 23, 2025	492,910	2.80		2024 ATM Offering
122.	December 24, 2025	475,503	2.80		2024 ATM Offering
123.	December 29, 2025	109,600	2.71		2024 ATM Offering
124.	December 29, 2025	323,800	2.81		2024 ATM Offering
125.	December 30, 2025	110,000	2.60		2024 ATM Offering
126.	January 6, 2026	37,013	2.61		2024 ATM Offering
127.	January 7, 2026	272,900	2.63		2024 ATM Offering
128.	January 8, 2026	27,721	2.61		2024 ATM Offering
129.	January 20, 2026	310,055	2.65		2024 ATM Offering
130.	January 21, 2026	206,000	2.68		2024 ATM Offering
131.	January 23, 2026	322,000	2.64		2024 ATM Offering
132.	January 23, 2026	1,124,268	2.87		2024 ATM Offering
133.	January 26, 2026	1,432,833	3.15		2024 ATM Offering
134.	February 27, 2026	9,138		2.32	Option exercise	(11)
135.	February 27, 2026	9,455		2.37	Option exercise	(12)
136.	February 27, 2026	5,355		1.52	Option exercise	(13)
137.	February 27, 2026	1,736		1.93	Option exercise	(14)
	TOTAL	23,250,404

Notes:

(1) Cashless settlement of an aggregate 281,888 RSUs resulting in 96,705 shares issued.

(2) Cashless settlement of an aggregate 409,533 RSUs resulting in 138,483 shares issued.

(3) Cashless exercise of an aggregate 225,000 options resulting in 66,264 shares issued.

(4) Cashless exercise of an aggregate 259,000 options resulting in 92,174 shares issued.

(5) Cashless exercise of an aggregate 9,990 options resulting in 5,074 shares issued.

(6) Cashless exercise of an aggregate 25,500 options resulting in 13,899 shares issued.

(7) Cashless exercise of an aggregate 150,000 options resulting in 57,829 shares issued.

(8) Cashless exercise of an aggregate 8,500 options resulting in 2,749 shares issued.

(9) Cashless exercise of an aggregate 200,000 options resulting in 62,579 shares issued.

(10) Cashless exercise of an aggregate 24,000 options resulting in 4,721 shares issued.

(11) Cashless exercise of 28,000 options resulting in 9,138 shares issued.

(12) Cashless exercise of 30,000 options resulting in 9,455 shares issued.

(13) Cashless exercise of 10,600 options resulting in 5,355 shares issued.

(14) Cashless exercise of 4,200 options resulting in 1,736 shares issued.

During the 12 months preceding the date of this Prospectus Supplement, the Company has issued the following securities convertible into Common Shares at the following prices which remain outstanding at the date of this Prospectus Supplement:

Issuance Date	Class of Security	Number of Securities	Price per Security (C$)
April 2, 2025	DSUs	38,422(1)	(5)
July 7, 2025	DSUs	30,560(2)	(5)
October 1, 2025	Options	504,255	3.68
October 1, 2025	RSUs	341,320	N/A
October 2, 2025	DSUs	17,941(3)	(5)
January 7, 2026	DSUs	18,919(4)	(5)

Notes:

(1) Represents the total DSU fees credited to non-employee directors for services rendered in calendar Q1 2025.

(2) Represents the total DSU fees credited to non-employee directors for services rendered in calendar Q2 2025.

(3) Represents the total DSU fees credited to non-employee directors for services rendered in calendar Q3 2025.

(4) Represents the total DSU fees credited to non-employee directors for services rendered in calendar Q4 2025.

(5) Each unit represents a notional unit equivalent in value to one Common Share. The DSUs are to be settled upon the termination of board of directors services.

As at the date of this Prospectus Supplement, the Company has 1,035,212 DSUs outstanding which were issued pursuant to the Company's existing DSU plan (the "Existing DSU Plan"). On January 8, 2026 the board of directors of the Company (the "Board"), on the recommendation of the Compensation Committee of the Company, approved, subject to shareholder and TSX approval, certain amendments to the Existing DSU Plan (the "Amended DSU Plan"). The TSX provided conditional approval on January 16, 2026, and shareholders approved the Amended DSU Plan on February 24, 2026. Final TSX approval has been received following shareholder approval. The principal amendments to the Existing DSU Plan were to enable the Company in its sole discretion to settle DSUs in Common Shares (in addition to cash settlement).

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE American under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the periods indicated:

TSX - PTM

Month	High (C$/share)(1)	Low (C$/share) (1)	Volume (# of shares)
February 2025	2.15	1.64	723,500
March 2025	1.95	1.61	844,400
April 2025	1.90	1.39	922,500
May 2025	2.06	1.51	770,400
June 2025	2.39	1.87	1,579,000
July 2025	2.59	1.98	1,452,700
August 2025	2.22	1.90	690,600
September 2025	4.15	2.18	3,576,100
October 2025	4.64	2.97	7,853,100
November 2025	3.42	2.53	4,096,500

Month	High (C$/share)(1)	Low (C$/share) (1)	Volume (# of shares)
December 2025	3.98	3.05	5,073,800
January 2026	5.46	3.12	12,423,100
February 2026	4.05	2.84	6,198,202
March 1 to 9, 2026	3.78	2.86	1,602,703

Note:

(3) Based on intra-day highs and lows.

NYSE American - PLG

Month	High (US$/share)(1)	Low (US$/share) (1)	Volume (# of shares)
February 2025	1.53	1.13	9,580,500
March 2025	1.36	1.10	11,476,400
April 2025	1.38	0.99	15,297,600
May 2025	1.50	1.08	20,482,600
June 2025	1.75	1.37	32,879,600
July 2025	1.89	1.42	28,285,800
August 2025	1.61	1.36	11,641,300
September 2025	2.99	1.57	55,910,100
October 2025	3.36	2.12	81,903,900
November 2025	2.46	1.78	40,251,000
December 2025	2.95	2.22	88,905,900
January 2026	4.04	2.27	125,679,100
February 2026	2.97	2.06	58,692,843
March 1 to 9, 2026	2.78	2.11	12,067,578

Note:

(1) Based on intra-day highs and lows.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. The Board may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the Board and will depend on our capital requirements, results of operations and such other factors as the Board considers relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 126,825,879 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on all matters to be voted on by the shareholders of the Company. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares as acquired pursuant to this Offering under this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations relevant to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders relating to the acquisition, ownership or disposition of the Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the acquisition, ownership and disposition of the Offered Shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to the acquisition, ownership or disposition of the Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable, and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise or cancellation of employee or director stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other "pass-through" entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules with respect to the Offered Shares; (k) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; or (m) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax considerations applicable to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of the Offered Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" within the meaning of Section 1297(a) of the Code (a "PFIC") for any tax year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of the Offered Shares. Based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the status of the Company or any of its non-U.S. subsidiaries for the current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any non-U.S. subsidiary of the Company) concerning its PFIC status. If the Company is a PFIC for any tax year during which a U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the Company's gross income is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or other inventory, depreciable property used in its trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if the Company (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax under the default rules of Section 1291 of the Code discussed below on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes elections to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" (or "QEF") under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to its Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code described below with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares (which, subject to the effectiveness of proposed Treasury Regulations, may include gain realized by reason of transfers of Offered Shares that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes); and (b) any "excess distribution" received on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, if the Company were to constitute a PFIC during a Non-Electing U.S. Holder's holding period, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Offered Shares or deemed to be received by the U.S. Holder as the result of a distribution by a Subsidiary PFIC to its shareholder, must be ratably allocated to each day in the Non-Electing U.S. Holder's holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder owns Offered Shares and the Company ceases to be a PFIC, the Non-Electing U.S. Holder may terminate ongoing deemed PFIC status with respect to the Offered Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a timely and effective QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Company is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. If a U.S. Holder makes a "purging" election, the U.S. Holder will have additional tax basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any of its Subsidiary PFICs. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the Offered Shares only if such shares are marketable stock. The Offered Shares generally will be "marketable stock" if such shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor regarding whether the Offered Shares constitute marketable stock.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock does not constitute marketable stock. Hence, the Mark-to-Market Election will generally not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that the Company is a PFIC during such U.S. Holder's holding period for the relevant Offered Shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers must apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to the Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated "earnings and profits" of the Company, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or was a PFIC for the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Holder's adjusted tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's initial tax basis in Offered Shares will generally equal the U.S. Holder's U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as "passive category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other taxable disposition of Offered Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax paid. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares, will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date prior to the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively the "Tax Act") generally applicable to a holder who acquires and holds Offered Shares as beneficial owner pursuant to this Prospectus Supplement and the accompanying Prospectus and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and each of the Agents, is not affiliated with the Company or any of the Agents, and will acquire and hold such Offered Shares as capital property (each, a "Holder"), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that is a corporation resident in Canada (for the purposes of the Tax Act) or a corporation that does not deal at arm's length with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of any Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing at arm's length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act, all within the meaning of the Tax Act; (e) that reports its "Canadian tax results" in a currency other than Canadian currency, as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; (g) that receives dividends on the Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act; or (h) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" with respect to the Offered Shares, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date prior to the date hereof, specific proposals to amend the Tax Act (the "Tax Proposals") which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the provisions of the Canada-U.S. Tax Convention current as of the date prior to the date hereof, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or any changes in the CRA's administrative policies and assessing practices, whether by way of judicial, legislative or governmental decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial, or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business, or income tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

Generally, for purposes of the Tax Act, all amounts relating to the Offered Shares (including dividends, cost, adjusted cost base, and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars or other currencies must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in this regard. Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit rules for "eligible dividends" properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by such Resident Holder who is an individual (including certain trusts) may give rise to minimum tax under the Tax Act.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will generally be deductible in computing such Resident Holder's taxable income, subject to certain restrictions and special rules under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or, at any time in the year, a "substantive CCPC" (in each case as defined in the Tax Act) may also be liable to pay an additional tax (refundable in certain circumstances) in respect of its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined in the Tax Act to include dividends received or deemed to be received on the Offered Shares to the extent such dividends are not deductible in computing the dividend recipient's taxable income.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share (or a share substituted for such Offered Share). Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to minimum tax under the Tax Act.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or, at any time in the year, a "substantive CCPC" (in each case as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) in respect of its "aggregate investment income" for the year, which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on (including an adventure or concern in the nature of trade) in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable income tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI"), of which Canada is a signatory, affects many of Canada's tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, nor will a capital loss arising therefrom be recognized under the Tax Act, unless: (a): the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition, and (b) the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, as long as the Offered Shares are then listed on a designated stock exchange (which currently includes the TSX and NYSE American), the Offered Shares will not constitute "taxable Canadian property" of a Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm's length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares in the capital of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

If the Offered Shares are, or are deemed to be, taxable Canadian property of a Non-Resident Holder, and  any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under "Residents of Canada - Disposition of Offered Shares" and "Residents of Canada - Taxation of Capital Gains and Losses" will generally apply to the Non-Resident Holder.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own advisors regarding the tax and compliance considerations that may be relevant to them.

LEGAL MATTERS

Unless otherwise specified in this Prospectus Supplement relating to any offering of securities under this Prospectus Supplement and the accompanying Prospectus, certain legal matters in connection with the Offering will be passed upon on our behalf by Gowling WLG (Canada) LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters, and on behalf of the Agents by Blake, Cassels & Graydon LLP as to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, and Jersey City, New Jersey.

INTEREST OF EXPERTS

The technical information, mineral reserve and mineral resource estimates and economic estimates relating to the Waterberg Project included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement and the accompanying Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller, B.Sc. Hons (Geology), Pr. Sci. Nat. Protek Consulting (Pty) Ltd.	Co-authored the Waterberg DFS Update, which is incorporated by reference herein.
Gordon Cunningham, B.Eng. (Chemical), Pr. Eng. (ECSA) Turnberry Projects (Pty) Ltd.	Co-authored the Waterberg DFS Update, which is incorporated by reference herein.
Michael Murphy, P.Eng. Stantec Consulting International Ltd.	Co-authored the Waterberg DFS Update, which is incorporated by reference herein.
Robert van Egmond, P. Geo. RAVEX Consulting	Independent Qualified Person ("QP"), has reviewed and approved technical disclosure in the Prospectus, this Prospectus Supplement, all of the Company's disclosure documents for its most recently completed financial year and for its current financial year up to the date of this Prospectus Supplement, Management, Discussion and Analysis and the AIF (other than disclosure from the Waterberg DFS Update already attributed to author QPs).

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

None of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Applicable consents of the experts named in this Prospectus Supplement have been previously filed or are being filed, as applicable, with Canadian securities regulatory authorities under the Company's profile on SEDAR+ at www.sedarplus.ca and with the SEC at www.sec.gov as part of the Registration Statement.

INDEPENDENT AUDITOR

Our auditor, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, Canada, has advised that they are independent with respect to us within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, and within the meaning of the U.S. Securities Act of 1933, as amended and the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated October 30, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the accompanying Prospectus as well as the documents incorporated by reference herein and therein to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus Supplement and the accompanying Prospectus (other than in relation to an "at-the-market" distribution) be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company organized and existing under the Business Corporations Act (British Columbia). A majority of our directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery has been obtained or is available.

This short form base shelf prospectus may qualify as an "at-the-market distribution" as defined in National Instrument 44-102 - Shelf Distributions.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Platinum Group Metals Ltd. at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450 and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	November 13, 2024

PLATINUM GROUP METALS LTD.

US$250,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

Platinum Group Metals Ltd. (the "Company") may offer and sell, from time to time (the "Offerings"), common shares of the Company ("Common Shares"), debt securities ("Debt Securities"), warrants to purchase Common Shares ("Warrants") or subscription receipts ("Subscription Receipts") or any combination of such securities ("Units") (all of the foregoing collectively, the "Securities") up to an aggregate initial offering price of US$250,000,000 (or its equivalent in Canadian dollars) during the 25-month period that this short form base shelf prospectus (this "Prospectus"), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Offerings are made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by securities regulatory authorities in Canada and the United States (the "MJDS") to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, ("IFRS Accounting Standards"), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that the majority of the Company's officers and directors and some or all of the experts named in this Prospectus are residents of a country other than the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved of the Securities, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities may be sold from time to time in one or more transactions at a fixed price, at prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the Toronto Stock Exchange (the "TSX") or NYSE American, LLC ("NYSE American"), if applicable,  or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered and sold may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company. See "Plan of Distribution".

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading "Risk Factors" in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance debt securities, including Debt Securities convertible into other Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as SOFR, EURIBOR or a United States federal funds rate.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery has been obtained or is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See "Plan of Distribution".

In connection with any Offerings, subject to applicable laws and other than an "at-the-market distribution", unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters', dealers' or agents' over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See "Plan of Distribution".

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer may, in connection with an "at-the-market distribution" over-allot Securities in connection with such distribution or enter into any transactions or effect any other transactions that are intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

Our outstanding Common Shares are listed and posted for trading on the TSX under the symbol "PTM" and on the NYSE American under the symbol "PLG". On November 12, 2024 and November 12, 2024, the last trading days of the Common Shares on the TSX and NYSE American respectively prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and NYSE American was CAN$2.17 and US$1.52, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange. There is no market through which these Securities (other than Common Shares) may be sold and purchasers may not be able to resell these Securities (other than Common Shares) purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See "Risk Factors".

Our head office is located at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. Our registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Each of Diana Walters, John Copelyn, and Paul Mpho Makwana, each of whom are directors of the Company, and Charles Muller and Gordon Cunningham, each of whom is a named expert in this Prospectus, resides outside of Canada and has appointed Platinum Group Metals Ltd., Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against Ms. Walters, Mr. Copelyn, Mr. Makwana, Mr. Muller and Mr. Cunningham, even though they have appointed an agent for service of process.

Securities legislation in some provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase the Securities. Information with respect to a purchaser's right to withdraw from or rescind an agreement to purchase Securities is provided below. See "Statutory Rights of Withdrawal and Rescission".

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms "we", "our", "us" and the "Company" refer to Platinum Group Metals Ltd. and our direct and indirect subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under the MJDS to prepare this Prospectus, any Prospectus Supplement, and the documents incorporated by reference herein and therein in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus and any Prospectus Supplement is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the SEC Modernization Rules.

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101, which differs significantly from the requirements of the SEC Modernization Rules. The Company is not currently subject to the SEC Modernization Rules. Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

RESERVE AND RESOURCE DISCLOSURE

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. The mineral resource and mineral reserve figures referred to in this Prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Prospectus include, without limitation, statements with respect to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the Waterberg DFS Update (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of a review application in the High Court of South Africa (the "High Court") to set aside a decision by the Minister (the "Environmental Minister") of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an application in the High Court seeking to declare invalid the grant of a mining right to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") by the South African Department of Mineral and Petroleum Resources ("DMR") on January 28, 2021;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the ability of state electricity utility ESKOM Holdings SOC Limited ("ESKOM") to supply sufficient power to the Waterberg Project;

• risks related to geopolitical events and other uncertainties, such as Russia's invasion of Ukraine and conflict in the Middle East;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• the ability or willingness of the shareholders of Waterberg JV Co to fund their pro rata portion of  the funding obligations for the Waterberg Project;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by subsidiary Lion Battery Technologies Inc. ("Lion"), the Company's battery technology joint venture with Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc.;

• potential benefits of Lion engaging The Battery Innovation Center;

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects;

• the Company's ability to license certain intellectual property; and

• the potential use of alternative renewable energy sources for the Waterberg Project.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this Prospectus and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that it will continue to incur losses until the Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the potential impact of international conflict, sanctions and operations, and geopolitical tensions and events on the Company;

• the anticipated filing of the Company's annual report on a Form 40-F using the MJDS and, if the Company fails to qualify as an MJDS issuer, the resulting inability to reference a NI 43-101 report or any mineral resources or mineral reserves if they are not in compliance with the SEC Modernization Rules;

• fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third party may not offer appropriate contractual smelting and/or refining arrangements to Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the ability of South Africa's state-owned electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co., or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE"), as defined in the Broad-Based Black Empowerment Act of 2003 (the "BEE Act"), company;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company, including the review application in the High Court to set aside a decision by the Environmental Minister to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project and an application in the High Court to seeking to declare invalid the grant of the mining right to Waterberg JV Co. by the DMR;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national, provincial and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire and construct infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with relevant BEE laws and the amended Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• opposition from local and international groups, and/or the media;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of stock options, restricted share units, or warrants resulting in dilution to the holders of Common Shares;

• future sales or issuances of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• pandemics and other public health crises;

• global financial conditions;

• that the Company may be a "passive foreign investment company" for its current and future tax years;

• government imposed shutdowns or expense increases;

• water licence risks;

• the Company's discretion in the use of the net proceeds from an Offering;

• the absence of a public market for certain of the Securities;

• the Debt Securities will be structurally subordinated to any indebtedness of the Company's subsidiaries;

• changes in interest rates and the impact on the Debt Securities; and

• other risks disclosed under the heading "Risk Factors" in this Prospectus.

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to United States dollars. All references to "C$" or "CAN$" are to Canadian dollars, references to "$" or "US$" are to United States dollars and references to "R" or "Rand" are to South African Rand.

The audited consolidated financial statements of the Company as at and for the financial years ended August 31, 2023 and 2022, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements") are presented in United States dollars. The United States dollar is also the currency used for quoting prices in the Company's products. The Company's functional currency is the Canadian dollar, and its South African subsidiaries' functional currency is the Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Twelve Months Ended August 31,
	2023 (US$)	2022 (US$)
Rate at end of period	0.7390	0.7627
Average rate for period	0.7426	0.7863
High for period	0.7704	0.8111
Low for period	0.7217	0.7612

Canadian Dollars to U.S. Dollars	Nine Months Ended May 31,
	2024 (US$)	2023 (US$)
Rate at end of period	0.7333	0.7351
Average rate for period	0.7365	0.7400
High for period	0.7573	0.7704
Low for period	0.7207	0.7217

The daily average rate of exchange on November 12, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7172.

The following table sets forth the rate of exchange for Canadian dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Rand.

Canadian Dollars to South African Rand	Twelve Months Ended August 31,
	2023 (R)	2022 (R)
	13.9315	13.0242
Average rate for period	13.4160	12.2470
High for period	14.5751	13.2837
Low for period	12.4533	11.1857

Canadian Dollars to South African Rand	Nine Months Ended May 31,
	2024 (R)	2023 (R)
Rate at end of period	13.7684	14.5180
Average rate for period	13.8385	13.2410
High for period	14.2980	14.5180
Low for period	13.2485	12.4533

The daily average rate of exchange on November 12, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into Rand was C$1.00 equals R12.9938.

The following table sets forth the rate of exchange for United States dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Federal Reserve Bank of New York for conversion of United States dollars into Rand.

U.S. Dollars to South African Rand	Twelve Months Ended August 31,
	2023 (R)	2022 (R)
Rate at end of period	18.9061	17.035
Average rate for period	18.0685	15.5742
High for period	19.7787	17.1450
Low for period	16.8200	14.1300

U.S. Dollars to South African Rand	Nine Months Ended May 31,
	2024 (R)	2023 (R)
Rate at end of period	18.8402	19.7787
Average rate for period	18.7877	17.8972
High for period	19.5380	19.7787
Low for period	18.0719	16.8200

The exchange rate on November 8, 2024 as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Rand was US$1.00 equals R17.5749.

NOTICE REGARDING NON-IFRS MEASURES

This Prospectus and the documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS Accounting Standards, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Annual Financial Statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada (the "Commissions") and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450. These documents are also available through the internet on SEDAR+, which can be accessed online at www.sedarplus.ca and on EDGAR, which can be accessed online at www.sec.gov.

The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form for the year ended August 31, 2023 ("AIF"), filed on SEDAR+ at www.sedarplus.ca;

(b) the management information circular of the Company dated January 17, 2024, prepared for the purposes of the annual general meeting of the Company held on February 29, 2024, at which each of the Company's directors were elected and the shareholders approved all other matters submitted to a shareholder vote;

(c) the Annual Financial Statements;

(d) the management's discussion and analysis of the Company for the financial year ended August 31, 2023;

(e) the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended May 31, 2024, together with the notes thereto;

(f) the management's discussion and analysis of the Company for the nine months ended May 31, 2024;

(g) the material change report of the Company filed September 18, 2023, announcing the closing of a non-brokered private placement of 2,118,645 Common Shares at a price of US$1.18 per Common Share for approximate gross proceeds of US$2.5 million;

(h) the material change report of the Company filed September 18, 2024, announcing the results of the Waterberg DFS Update (as defined below); and

(i) the technical report and updated mineral resource estimate entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024, with an effective date of resources of August 31, 2024, and effective date of reserves of August 31, 2024 (the "Waterberg DFS Update").

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus. In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K or otherwise after the date of this Prospectus (and prior to the termination of an Offering) shall be deemed to be incorporated by reference into this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part (the "Registration Statement") (in the case of a Report on Form 6-K, if and to the extent expressly provided for therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus (except in the case of an "at the market distribution" as defined in NI 44-102 or in cases where an exemption from such delivery requirements has been obtained) and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Upon our filing a new annual information form and the related audited annual consolidated financial statements and management's discussion and analysis with applicable securities regulatory authorities during the duration of this Prospectus, the previous annual information form, the previous audited annual consolidated financial statements and all unaudited interim condensed consolidated financial statements (and accompanying management's discussion and analysis for such periods) and any material change reports filed prior to the commencement of our financial year in which the Company's new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon unaudited interim condensed consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all unaudited interim condensed consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of securities under this prospectus. In addition, upon a new management information circular for the annual general meeting of the Company being filed by us with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual general meeting of the Company shall no longer be deemed to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Without limiting the foregoing, on October 9, 2024, the Company filed the Waterberg DFS Update dated October 9, 2024, with an effective date of resources of August 31, 2024, and effective date of reserves of August 31, 2024. The Waterberg DFS Update supersedes and replaces the 2019 Waterberg DFS (as defined below) filed on October 7, 2019, on the Waterberg Project and any earlier reports or estimates of resources for the Waterberg Project.

Reference to the Company's website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

ADDITIONAL INFORMATION

We have filed with the SEC the Registration Statement. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable Canadian securities legislation, and in accordance therewith file and furnish reports and other information with the SEC and with the securities regulators in Canada. Under the MJDS, documents and other information that we file and furnish with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consents of PricewaterhouseCoopers LLP and the persons named under "Interest of Experts" herein; (iii) powers of attorney from certain directors and officers of the Company; (iv) the form of Indenture (as defined below); and (v) a filing fee table. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

BUSINESS OF THE COMPANY

The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of applications in the Republic of South Africa.

The Company's material subsidiaries are comprised of one wholly owned company, a 49.90% indirect holding in a second company and a direct and indirect 50.16% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa, and a 52.08% holding in a fourth company incorporated in British Columbia.

The Company conducts its South African exploration and development work through its wholly owned direct subsidiary, Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA").

The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.16% beneficial interest, of which 37.19% is held directly by PTM RSA and 12.97% is held indirectly through PTM RSA's 49.90% interest in Mnombo, a BEE company which holds 26.00% of Waterberg JV Co.  The remaining interests in Waterberg JV Co. are currently held as to 14.86% by Implats and 21.95% by HJ Platinum Metals Company Ltd. (of which 11.91% is owned by a nominee of Japan Organization for Metals and Energy Security ("JOGMEC") and 9.52% is owned by Hanwa Co. Ltd. ("Hanwa").

The following chart represents the Company's corporate organization as at the date of this Prospectus:

Notes:

1. Remaining 47.92% interest owned by Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc.

2. Remaining interest owned as to 14.86% by Implats and 21.95% by HJ Platinum Company Ltd. (of which 11.91% is owned by JOGMEC and 9.52% is owned by Hanwa).

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa.  Qualified BEE company.

WATERBERG PROJECT

The Waterberg Project is located on the Northern Limb of the Bushveld Igneous Complex approximately 85 km north of the town of Mokopane in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  Elevation ranges from approximately 880 to 1,365 metres above sea level.  In early 2022, the Waterberg Project comprised an aggregate of approximately 65,903 hectares (ha) of active prospecting rights and rights under application, including 20,482 ha covered by the granted mining right ("Waterberg Mining Right"). During 2022, Waterberg JV Co. filed for closure on 50,951 gross hectares of prospecting rights, of which 14,209 ha are held within the Waterberg Mining Right, leaving a net 36,742 ha of uneconomic prospecting rights closed. The Waterberg Project area currently covers 29,161 hectares, being comprised of the Waterberg Mining Right over 20,482 hectares, 4,190 hectares in an active prospecting right and 4,489 hectares in a property under application.

PTM RSA is the manager of Waterberg JV Co.  Waterberg JV Co. and its shares are governed by a shareholders' agreement (the "Waterberg Shareholders Agreement") and memorandum of incorporation.  To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.90% interest.  In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders.  The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more BEE partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co.  In certain circumstances, Mnombo may be diluted with equity transferred or issued to different BEE shareholders.

The EA for the Waterberg Project was granted by the DMR on November 10, 2020, and the Waterberg Mining Right on January 28, 2021.

The Company's key business objectives are to advance the Waterberg Project to the completion of concentrate offtake or processing arrangements and the approval by Waterberg JV Co. of a development and construction decision.  Recent project work since late calendar 2022 has included infill and exploration drilling, mine modelling, scheduling and engineering work, de-risking and optimization, completion of the Waterberg DFS Update, baseline environmental studies, permitting and work related to an approved social and labour plan ("Waterberg SLP").  Waterberg JV Co. is presently working on planning for early project infrastructure, including initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from State utility ESKOM, and advancement of the Waterberg SLP.

Before a formal construction decision is undertaken by Waterberg JV Co., the Company may undertake an offering to raise proceeds which may be applied to the Waterberg SLP commitments as well as road, power, water and building infrastructure for the Waterberg Project.  Following a formal construction decision by Waterberg JV Co., the Company may undertake an offering to raise proceeds which may also be applied to underground development, the purchase of mining equipment, and surface milling and plant infrastructure. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

Ownership History

Beginning in 2009, PTM RSA began to receive the grant of prospecting rights that would form the mineral rights position underlying the Waterberg Project. On September 28, 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement, as later amended (the "JOGMEC Agreement"), whereby JOGMEC would earn a 37% participating interest in certain of the Waterberg prospecting rights for a work commitment of $3.2 million over four years, with PTM RSA owning a 37% interest and Mnombo owning the remaining 26%.

Effective February 1, 2012, PTM RSA and Mnombo entered into a written agreement relating to certain Waterberg prospecting rights, which were not a part of the joint venture with JOGMEC described above.  In this second joint venture PTM RSA held a 74% interest and Mnombo held a 26% interest.

On May 22, 2015, the Company, Mnombo and JOGMEC amended the JOGMEC Agreement whereby all Waterberg prospecting rights where consolidated and transferred into the newly formed Waterberg JV Co., after which the Company held 45.65% of Waterberg JV Co. while JOGMEC owned 28.35% and Mnombo owned 26%.  Through its 49.9% share of Mnombo, the Company held an effective 58.62% of Waterberg JV Co.  In consideration for the consolidation of all Waterberg prospecting rights, JOGMEC funded $20 million in project expenditures over a three-year period ending March 31, 2018.

On November 6, 2017, the Company, along with JOGMEC and Mnombo, closed a strategic transaction whereby the Company sold Implats an 8.6% project interest for $17.2 million and JOGMEC sold Implats a 6.4% project interest for $12.8 million.  Implats also acquired a right of first refusal to match concentrate offtake terms from bona fide third parties for Waterberg Project concentrate.  JOGMEC, or their nominee, retained a right to receive Waterberg Project refined mineral products as well as a right to purchase or direct the sale of all or part of the project concentrate.

On September 24, 2019, the Company announced the positive results of a definitive feasibility study (the "2019 Waterberg DFS") and filed a related NI 43-101 technical report on October 7, 2019.  The shareholders of Waterberg JV Co. formally approved the 2019 Waterberg DFS on December 5, 2019.

In March 2020, in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to its nominee Hanwa.  Later in June 2023, JOGMEC and Hanwa reported the establishment of a special purpose company, HJ Platinum Metals Company Ltd. ("HJM"), to hold and fund their future equity interests in the Waterberg Project. Pursuant to their agreement, JOGMEC is expected to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.  Consequently, JOGMEC and Hanwa's current shareholding percentages will dilute going forward as the combined funding obligations attributable to their aggregated shareholdings of 21.95% will be funded by HJM to which commensurate equity will be issued.  On or about May 15, 2023, the Waterberg JV Co. shareholders concluded a shareholder variation and consent letter agreement to record the restructuring of the respective Japanese shareholder interests in Waterberg JV Co.  On July 7, 2023, HJM signed a deed of adherence, agreeing to be bound by the Waterberg Shareholders Agreement and memorandum of incorporation.

On November 13, 2024 Implats held a 14.86% project interest while the Company retained a controlling 50.16% indirect interest (37.19% through PTM RSA and 12.97% through its 49.90% shareholding in Mnombo) in the Waterberg Project.

On November 13, 2024, Mnombo retained a 26.0% direct interest and HJM held a 21.95% (direct (0.52%) and indirect (21.43%) through JOGMEC's nominee (11.91%) and Hanwa (9.52%)) interest in Waterberg JV Co.

Waterberg DFS Update

The Company announced the positive results of an update to the 2019 Waterberg DFS on September 18, 2024, and filed the Waterberg DFS Update prepared pursuant to NI 43-101 dated October 9, 2024, with an effective date of resources of August 31, 2024, and effective date of reserves of August 31, 2024. The Waterberg DFS Update supersedes and replaces the 2019 Waterberg DFS, any earlier reports or estimates of resources for the Waterberg Project and all disclosure regarding the Waterberg Project in the AIF.

The following is the extracted summary section from the Waterberg DFS Update prepared for the Company by Charles Muller of Protek Consulting (Pty) Ltd., Gordon Cunningham of Turnberry Projects (Pty) Ltd., and Michael Murphy of Stantec Consulting International Ltd. The Waterberg DFS Update is incorporated by reference herein and, for full technical details, reference should be made to the complete text of the Waterberg DFS Update.

Readers are asked to note that the Waterberg DFS Update assumed a long-term exchange rate for the Rand to the U.S. Dollar of R20.07 to US$1.00.  The Waterberg DFS Update also assumed a project schedule with a start date of December 2025 for the start of construction of the Central Complex. A construction decision has not yet occurred and although some pre-production work is underway on the Waterberg Project, a formal start has not yet occurred as of the date of this Prospectus.

The following summary does not purport to be a complete summary of the Waterberg Project and is subject to all the assumptions, qualifications and procedures set out in the Waterberg DFS Update and is qualified in its entirety with reference to the full text of the Waterberg DFS Update. Readers should read this summary in conjunction with the Waterberg DFS Update. Readers are directed to review the full text of the Waterberg DFS Update, which is incorporated by reference herein, for additional information.

1.0 Executive Summary

1.1 Introduction

This Technical Report was compiled for Waterberg JV Resources (Pty) Ltd. (Waterberg JV Resources), a company owned by Platinum Group Metals Ltd. (PTM), through Platinum Group Metals (RSA) (Pty) Ltd. (PTM RSA), Impala Platinum Holdings Ltd. (IMPLATS), HJ Platinum Metals Company Ltd. (HJM), a Japanese special purpose corporation owned by Japan Organization for Metals and Energy Security (JOGMEC) and Hanwa Co. Ltd. (Hanwa), and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo), and also for PTM. PTM is listed on the Toronto Stock Exchange under the symbol "PTM" and on the NYSE American under the symbol "PLG".

The purpose of this Technical Report is to provide an update to the mineral resource estimate, update to the mineral reserve, and publish the results of an updated definitive feasibility study (DFS Update) for the Waterberg Project. The Waterberg Project is the development of a platinum group metals (PGM) mine and concentrator plant in the Province of Limpopo, South Africa.

This Technical Report was prepared in accordance with disclosure and reporting requirements set forth in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101 and the United States Securities and Exchange Commission's (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations and Item 601(b)(96) Technical Report Summary (S-K 1300).

The estimated mineral resources, including reserves, for the Waterberg Project at a 2.5 g/t (FZ-Central and FZ-South at 2.0 g/t) platinum (Pt), palladium (Pd), rhodium (Rh), and gold (Au) (4E) cutoff grade include a combined 345.03 million tonnes (Mt) at an average grade of 3.04 g/t 4E, 0.09% copper (Cu) and 0.18% nickel (Ni) in the Measured and Indicated (M&I) categories, and an additional 89.70 Mt at an average grade of 2.96 g/t 4E, 0.08% Cu, and 0.15% Ni in the Inferred category.

The estimated mineral reserves for the Waterberg Project include a combined 246.2 Mt at an average grade of 2.96 g/t 4E, 0.08% Cu, and 0.17% Ni in the Proven and Probable categories. The estimated mineral reserves contain a total of 23.4 million ounces (Moz) of 4E.

The key outcome of the DFS Update is the development of one of the largest and lowest cash cost underground PGM mines globally. The shallow, decline-accessed mine will be fully mechanized and produce approximately 4.8 Mt of ore and 353,208 combined ounces of 4E (on average) in concentrate per year at steady state. The mine is expected to produce from 2029 to 2081. Additional outcomes, based on consensus pricing (Base Case), include the following.

• Estimated project capital of approximately R18 862 M (US$946 M) [including Capitalized Operating Expenditure (OpEx)].

• Peak funding requirement of R15 428 M (US$776 M).

• Payback period, from first production, of approximately 5.8 years.

• After tax net present value (NPV8.0%) of R11 557 M (US$569 M).

• After tax internal rate of return (IRR) of 14.2%.

1.2 Property Description and Location

1.2.1 Property and Title

The Waterberg Project is located on the Northern Limb of the Bushveld Igneous Complex (BIC), approximately 85 km north of the town of Mokopane in the Province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg, as shown in Figure 1-1 below.

Figure 1-1:  Location of the Waterberg Project

In early 2022, the Waterberg Project comprised an aggregate of approximately 65,903 hectares (ha) of active prospecting rights (PRs) and rights under application, including 20,482 ha covered by the Waterberg JV Resources Mining Right (Mining Right). During 2022, Waterberg JV Resources filed for closure on 50,951 gross hectares of PRs, of which 14,209 ha are held within the granted Mining Right, leaving a net 36,742 ha of uneconomic PRs closed. The Waterberg Project area covers approximately 29,161 ha, being comprised of the Mining Right covering 20,482 ha, 4,190 ha in the active PR, and 4,489 ha in a right under application. The Waterberg Project area's elevation ranges from approximately 880-1,365 meters (m) above sea level (MASL).

In addition to the Mining Right, Waterberg JV Resources has an Environmental Authorization (EA) as well as a Waste Management License (WML). Another key authorization required is a Water Use License (WUL), which application Waterberg JV Resources is in the process of finalizing and anticipates submitting in the fourth quarter of 2024 under application reference number WU38566.

1.2.2 Holdings Structure

PTM RSA is the operator of the Waterberg Project, with joint venture (JV) partners being HJM, IMPLATS and Mnombo. Figure 1-2 shows the holdings of the Waterberg Project as of 31 August 2024.

Figure 1-2:  Waterberg Project Holdings

1.3 Geological Setting and Mineralization

The Paleoproterozoic BIC is the world's largest layered igneous intrusion and is located in the Republic of South Africa (Lee, 1996). This igneous succession formed between 2055.91 and 2054.89 million years ago (Ma) (Zeh et al., 2015). It intruded into country rocks of the Transvaal Supergroup, largely along the unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg Felsite. According to recent geophysical studies, together with the recent exploration activities, the areal extent of the BIC is estimated to be >90,000 km2 (Finn et al., 2015), of which about 55% is covered by younger formations. The BIC hosts several layers rich in PGMs such as Pt, Pd, and Rh with some significant quantities of Au credit. Other minerals of economic importance associated with the BIC include chrome (Cr), Cu, Ni, vanadium (V), and cobalt (Co). To date, the BIC constitutes the world's largest known mineral resource of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb of the BIC, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs of the BIC.

PGM mineralization within the Bushveld package underlying the Waterberg Project is hosted in two main layers: T-Zone and F-Zone.

The T-Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T-Zone consists of numerous mineralized layers, two potential economical layers were identified, TZ and T0 Layers. They are composed mainly of anorthosite, pegmatoidal gabbro, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F-Zone is hosted in a cyclic unit of olivine-rich lithologies towards the base of the Main Zone towards the bottom of the BIC. This Zone consists of alternating units of harzburgite, troctolite, and pyroxenites. The F-Zone was divided into the FH (harzburgite) and FP (pyroxenite) layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.

1.4 Deposit Types

The mineralized layers of the Waterberg Project meet some of the criteria for Platreef-type deposits, where the mineralization is hosted by sulphides that are magmatic in origin. The mineralized layers can be relatively thick, often greater than 10 m.

The other criteria relating to the Platreef have yet to be demonstrated. Consequently, this mineralization is deemed to be similar, i.e., Platreef-like, but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralization not previously recognized in the BIC.

1.5 Exploration Data / Information

The Waterberg Project is an advanced project that has undergone preliminary economic evaluations, a prefeasibility study (PFS), a technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated 04 October 2019 with an effective date of 04 September 2019 and filed on 07 October 2019 on SEDAR+ at www.sedarplus.ca (2019 DFS), and this DFS Update. Drilling to date has given the confidence to classify mineral resources as Inferred, Indicated and Measured.

1.6 Drilling

The data from which the structure of the mineralized horizons was modeled, and grade values estimated, were derived from a total of 374,399 m of diamond drilling. This Technical Report updates the mineral resource estimate using this dataset. The drill hole dataset consists of 474 drill holes and 585 deflections.

The management of the drilling programs, logging, and sampling were undertaken from multiple facilities: one at the town of Marken in Limpopo Province, South Africa, and the other on the farm Goedetrouw 366 LR within the Mining Right area, or at an exploration camp on the adjacent farm Harriet's Wish 393 LR.

1.7 Sample Preparation, Analyses, and Security

The sampling methodology concurs with Waterberg JV Resources' protocol based on industry best practice. The quality of the sampling was monitored and supervised by a qualified geologist. The sampling was done in a manner that included the entire potentially economic unit with enough shoulder sampling to ensure the entire economic zones were assayed.

Waterberg JV Resources instituted a complete quality assurance / quality control (QA/QC) program, including the insertion of blanks and certified reference materials, as well as referee analyses. The program is being followed and is to industry standard. The data is considered reliable in the opinion of the Qualified Person (QP).

1.8 Data Verification

Printed logs for 90% of the holes were checked with the drilled core. The depths of mineralization, sample numbers and widths, and lithologies were confirmed. The full process from core logging to data capturing into the database were reviewed at the two exploration sites. Collar positions of a few random selected drill holes were checked in the field and found to be correct. The average specific gravity (SG) values were generated for each individual lithological type and missing SG values were inserted according to the lithological unit. Assay certificates were checked on a test basis. The data was reviewed for statistical anomalies.

The individuals in Waterberg JV Resources' senior management and certain directors of Waterberg JV Resources, who completed the tests and designed the processes, are non-independent mining or geological experts. The QP's opinion is that the data is adequate for use in mineral resource estimation.

1.9 Mineral Processing and Metallurgical Testing

Metallurgical testing of the F-Zone and T-Zone on selected drill core samples was completed at Mintek and Maelgwyn Mineral Services Africa (Pty) Ltd. (Maelgwyn), both accredited metallurgical laboratories in South Africa. All analyses were performed with appropriate QA/QC oversight at Intertek Group plc. in Perth, Australia (Intertek).

The economic minerals will be recovered using flotation techniques, resulting in a flotation concentrate that is suitable as feedstock for a smelter. This will be followed by additional downstream processing at a base metal recovery plant and a precious metals refinery, which is a standard practice in the PGM industry.

The PFS program identified the most suitable metallurgical process for the optimized recovery of the 4E elements and associated base metals. This was confirmed during the 2019 DFS variability and production blend evaluations. Additional test work was completed during this DFS Update primarily addressing the comminution parameters and to generate a typical concentrate for smelter evaluation and to provide flotation tailings for cemented backfill evaluation. Additionally, thickening and filtration test work was conducted for the backfill evaluation as well as dry stacking of tailings on the tailings storage facility (TSF).

The ore has again proven to be very hard and is not amenable to semi-autogenous milling; therefore, the three-stage crushing followed by two-stage ball milling circuit was confirmed for the comminution circuit.

The 2019 DFS test work program was used to develop a grade-recovery relationship targeting 80 g/t 4E in the flotation concentrate as feed to a smelter. The concentrate is expected to contain 2.2% Cu and 2.6% Ni in addition to the contained 4E elements (Pt, Pd, Rh, and Au). The grade recovery relationship was developed for each of the six economic metals with 4Es at almost 78%, Cu at 81%, and Ni at 44%.

The DFS Update test work program primarily targeted backfill production with process performance being of a lesser concern. It was confirmed that the concentrate quality can be achieved with multistage cleaning. The metallurgical recovery obtained from the test work indicated a reduced recovery point which has been incorporated into the total data pool.

1.10 Mineral Resource Estimates

This Technical Report documents the mineral resource estimate with an effective date of 31 August 2024. Infill drilling over portions of the Waterberg Project area and estimation methodology made it possible to estimate an updated mineral resource estimate and upgrade portions of the mineral resource to the Measured category. At a 2.5 g/t cutoff grade (COG) (4E) (FZ-Central and FZ-South at 2.0 g/t 4E), the deposit has a reasonable prospect of economic extraction in relation to basic working costs and metal prices and considering the overall resource envelope in terms of continuity, structure and accessibility.

The Waterberg Project mineral resource excluding reserves is summarized in Table 1-1.

The mineral resource including reserves is summarized in Table 1-2.

Table 1-1:  Mineral Resource Estimate Summary EXCLUDING Reserves (Effective 31 Aug 2024, 100% Project Basis)

Mineral Resource T-Zone
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
TZ
Measured	1.33	0.89	1.54	0.04	0.72	3.19	0.13	0.07	4,232	0.136
Indicated	2.26	1.02	1.69	0.03	0.74	3.48	0.22	0.10	7,864	0.253
M&I	3.59	0.97	1.64	0.03	0.73	3.37	0.19	0.09	12,096	0.389
Inferred	17.52	1.19	2.02	0.04	0.87	4.11	0.15	0.07	72,031	2.316
T0
Measured	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.000
Indicated	1.18	0.96	1.55	0.04	0.47	3.02	0.16	0.08	3,567	0.115
M&I	1.18	0.96	1.55	0.04	0.47	3.02	0.16	0.08	3,567	0.115
Inferred	0.64	0.99	1.51	0.04	0.36	2.90	0.17	0.07	1,858	0.060
Total T-Zone (TZ+T0)
Measured	1.33	0.89	1.54	0.04	0.72	3.20	0.13	0.07	4,232	0.136
Indicated	3.44	1.00	1.64	0.03	0.65	3.32	0.20	0.09	11,431	0.368
M&I	4.77	0.97	1.62	0.03	0.67	3.29	0.18	0.09	15,663	0.504
Inferred	18.16	1.18	2.00	0.04	0.85	4.07	0.15	0.07	73,889	2.376
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.9	48.3	1.1	22.7
Indicated	30.2	49.5	0.9	19.5
M&I	29.6	49.2	1.0	20.3
Inferred	28.8	52.2	0.6	18.3
Total F-Zone
Measured	21.35	0.78	1.77	0.04	0.13	2.72	0.07	0.19	58,131	1.869
Indicated	88.63	0.83	1.75	0.04	0.12	2.75	0.06	0.16	243,600	7.832
M&I	109.97	0.82	1.75	0.04	0.12	2.74	0.06	0.17	301,731	9.701
Inferred	71.32	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,471	6.124
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.6	64.9	1.5	5.0
Indicated	31.0	62.7	1.6	4.7
M&I	30.7	63.0	1.6	4.7
Inferred	31.2	62.3	1.5	5.0

Waterberg Aggregate - Total Mineral Resource
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	22.67	0.79	1.76	0.04	0.16	2.75	0.07	0.18	62,363	2.005
Indicated	92.07	0.84	1.74	0.04	0.14	2.77	0.06	0.16	255,031	8.199
M&I	114.74	0.83	1.75	0.04	0.15	2.76	0.06	0.16	317,394	10.204
Inferred	89.48	0.89	1.76	0.04	0.27	2.95	0.08	0.13	166,809	8.499
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.63	64.04	1.50	5.83
Indicated	30.23	63.03	1.54	5.20
M&I	29.91	63.23	1.54	5.32
Inferred	29.96	59.63	1.34	9.07

Notes:

  All mineral resources in situ.
  4E = PGE (Pt + Pd + Rh) and Au.
  The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.
  Mineral resource cutoff 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cutoff grade (4E). Cutoff grade calculations performed in March 2023 and were based on the following assumptions:
    Metal prices:  Pt at US$1 050/oz, Pd at US$1 300/oz, Au at US$1 650/oz, Rh at US$5 000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
    Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
    Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone. Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
    Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.
  Conversion Factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively.

Table 1-2:  Mineral Resource Estimate Summary INCLUDING Reserves (Effective 31 Aug 2024, 100% Project Basis)

Mineral Resource T-Zone
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
TZ
Measured	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	12.73	1.41	2.42	0.03	0.93	4.79	0.19	0.09	60,967	1.960
M&I	17.97	1.32	2.31	0.04	0.89	4.56	0.17	0.08	81,885	2.633
Inferred	17.58	1.19	2.02	0.04	0.87	4.11	0.15	0.07	72,289	2.324
T0
Measured	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.000
Indicated	1.89	1.10	1.91	0.05	0.57	3.63	0.17	0.08	6,866	0.221
M&I	1.89	1.10	1.91	0.05	0.57	3.63	0.17	0.08	6,866	0.221
Inferred	0.64	0.99	1.51	0.04	0.36	2.90	0.17	0.07	1,870	0.060
Total T-Zone (TZ+T0)
Measured	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	14.62	1.37	2.35	0.03	0.88	4.64	0.19	0.09	67,834	2.181
M&I	19.86	1.30	2.28	0.04	0.86	4.47	0.17	0.08	88,751	2.853
Inferred	18.23	1.18	2.00	0.04	0.85	4.07	0.15	0.07	74,159	2.384
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.6	51.6	1.3	19.5
Indicated	29.5	50.7	0.7	19.0
M&I	29.1	50.9	0.8	19.2
Inferred	29.0	49.2	0.9	20.9
Total F-Zone
Measured	78.08	0.87	2.01	0.05	0.15	3.08	0.08	0.20	240,471	7.731
Indicated	247.10	0.85	1.88	0.04	0.13	2.92	0.08	0.18	720,699	23.171
M&I	325.17	0.86	1.92	0.05	0.14	2.96	0.08	0.19	961,170	30.902
Inferred	71.47	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,940	6.139
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	65.3	1.6	4.8
Indicated	29.3	64.6	1.5	4.6
M&I	29.0	64.8	1.5	4.6
Inferred	30.4	63.7	1.5	4.3

Waterberg Aggregate - Total Mineral Resource
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	83.32	0.89	2.01	0.05	0.19	3.14	0.09	0.19	261,389	8.404
Indicated	261.72	0.88	1.91	0.04	0.18	3.01	0.09	0.18	788,532	25.352
M&I	345.03	0.88	1.94	0.05	0.18	3.04	0.09	0.18	1,049,921	33.756
Inferred	89.70	0.89	1.76	0.04	0.26	2.96	0.08	0.15	265,099	8.523
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	64.19	1.59	5.95
Indicated	29.3	63.43	1.45	5.83
M&I	29.0	63.62	1.49	5.86
Inferred	30.0	59.68	1.35	8.95

Notes:

  All mineral resources in situ.
  4E = PGE (Pt + Pd + Rh) and Au.
  The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.
  Mineral resource cutoff 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cutoff grade (4E). Cutoff grade calculations performed in March 2023 and were based on the following assumptions:
    Metal prices:  Pt at US$1 050/oz, Pd at US$1 300/oz, Au at US$1 650/oz, Rh at US$5 000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
    Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
    Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone. Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
    Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.
  Conversion Factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively.

Following are the parameters for the mineral resources.

• Mineral resources are classified in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) 2016 standards. Certain differences exist with the "Canadian Institute of Mining (CIM) Standards on Mineral Resources and Mineral Reserves"; however, Waterberg JV Resources and the QP believe the differences are not material and the standards may be considered the same. Inferred mineral resources have a high degree of uncertainty.

• Mineral resources are provided on a 100% project basis.

• All mineral resources are in situ.

• Inferred categories are separate from the Measured and Indicated categories. The estimates have an effective date of 31 August 2024.

• A COG of 2.5 g/t 4E is applied to the selected base case mineral resources, except for FZ-Central and FZ-South which have a 2.0 g/t cutoff. The COGs were determined based on the 2019 DFS information related to costs (escalated for inflation), metal recoveries, smelter cost and 2023 consensus on metal pricing. Greater detail regarding COGs is shown in Section 15.1.

• Charles Muller of Protek Consulting Pty Ltd. (Protek), who previously worked on the 2019 DFS under CJM Consulting Pty Ltd. (CJM), completed the mineral resource estimate presented in the DFS Update.

• Mineral resources were estimated using ordinary kriging (OK) and simple kriging (SK) methods in Datamine Studio3. A process of geological modeling and creation of grade shells using indicating kriging (IK) was completed in the estimation process.

• The estimation of mineral resources considered environmental, permitting, legal, title, taxation, socioeconomic, marketing, and political factors. The mineral resources may be materially affected by metals prices, exchange rates, labor costs, electricity supply issues, or many other factors detailed in PTM's annual information form.

• Estimated grades and quantities for byproducts are included in recoverable metals and estimates in the DFS Update. Cu and Ni are the value byproducts recoverable by flotation and for M&I mineral resources are estimated at 0.17% Cu and 0.08% Ni in the T-Zone and 0.08% Cu and 0.19% Ni in the F-Zone.

The data that formed the basis of the estimate are the drill holes drilled by Waterberg JV Resources, which consist of geological logs, the drill hole collars, the downhole surveys, and the assay data, all of which were validated by the QP. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

1.11 Mineral Reserve Estimates

The effective date for the mineral reserve estimate contained in this Technical Report is 31 August 2024.

The Waterberg Project mineral reserve estimate was based on the M&I mineral resource material contained in the T-Zone and Super F-Zone (F-Zone) resource block models. The F-Zone is comprised of the five sub-zones listed below.

• Super F-South Zone (F-South).

• Super F-Central Zone (F-Central).

• Super F-North Zone (F-North).

• Super F-Boundary North Zone (F-Boundary North).

• Super F-Boundary South Zone (F-Boundary South).

In the 2019 DFS, a 2.5 g/t 4E stope COG was used for mine planning for both the T-Zone and F-Zones. For this DFS Update, a 2.0 g/t 4E stope COG was used for the F-Central and F-South Zones, while a 2.5 g/t 4E COG was used for the T-Zone and the F-North, F-Boundary North, and F-Boundary South. The 2.0 g/t 4E stope COG for F-Central and F-South was based on updated COG input parameters for the DFS Update discussed in Section 15.0 of this Technical Report.

The COG reduction in F-Central resulted in a significant increase in the Waterberg Project mineral reserves as shown in Table 1-3.

Table 1-3:  F-Central Mineral Reserves Increase in DFS Update

Item	Tonnes	Grade 4E (g/t)	4E Ounces Mined
2019 DFS (2.5 g/t 4E COG)	70.1 M	3.09 g/t	7.0 M
DFS Update (2.0 g/t 4E COG)	132.1 M	2.68 g/t	11.4 M
Change	+62.0 M	-0.41 g/t	+4.4 M

The mine design is based on using the Sublevel Longhole Stoping mining method (Longhole) with paste backfill. Sublevel intervals and stope dimensions were established from evaluating mineral resource geometry and continuity, geomechanical study design parameters, and optimizing production rate and resource extraction. Individual stope mining shapes were created using Deswik Stope Optimizer (DSO) software. Stope sill development designs were prepared for all stopes and the mineral resources contained in development has been separated from the stopes. The in situ mineral resource contained in the stope shapes and development designs were extracted from the resource models and include all planned dilution. Modifying factors applied to the in situ mineral resource include geological losses, external overbreak dilution, and mining losses.

The reference point for the estimated mineral reserves is delivery of run-of-mine (ROM) ore to the processing plant.

The estimated Proven, Probable, and Total Waterberg Project mineral reserves at the described cutoffs are summarized in Table 1-4, Table 1-5, and Table 1-6.

Table 1-4:  Proven Mineral Reserve Estimate Effective 31 August 2024

Zone	Tonnes	Pd	Pt	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T-Zone	5,094,182	1.76	0.93	0.04	0.63	3.36	0.10	0.06	17,138	0.551
F-Central	32,297,283	1.90	0.82	0.04	0.13	2.89	0.06	0.17	93,186	2.996
F-South	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
F-North	16,637,670	2.04	0.85	0.05	0.16	3.10	0.10	0.20	51,558	1.658
F-Boundary North	4,975,853	1.99	0.97	0.05	0.16	3.17	0.10	0.22	15,784	0.507
F-Boundary South	5,294,116	2.31	1.04	0.05	0.18	3.59	0.08	0.19	19,015	0.611
F-Zone Total	59,204,921	1.98	0.86	0.05	0.14	3.03	0.08	0.19	179,543	5.772
Waterberg Total	64,299,103	1.97	0.86	0.05	0.18	3.06	0.07	0.17	196,681	6.323

Table 1-5: Probable Mineral Reserve Estimate Effective 31 August 2024

Zone	Tonnes	Pd	Pt	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T-Zone	14,137,694	2.05	1.18	0.02	0.75	4.01	0.16	0.08	56,623	1.820
F-Central	99,814,040	1.72	0.74	0.04	0.12	2.61	0.07	0.17	260,936	8.389
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	36,573,456	2.12	0.90	0.05	0.16	3.23	0.09	0.20	118,079	3.796
F-Boundary North	13,312,581	1.91	0.99	0.05	0.17	3.11	0.10	0.23	41,432	1.332
F-Boundary South	7,421,801	1.89	0.92	0.04	0.13	2.98	0.06	0.18	22,128	0.711
F-Zone Total	167,765,082	1.84	0.82	0.04	0.13	2.83	0.07	0.18	474,702	15.262
Waterberg Total	181,902,775	1.85	0.84	0.04	0.18	2.92	0.08	0.17	531,324	17.082

Table 1-6:  Total Estimated Proven and Probable Mineral Reserve Effective 31 August 2024

Zone	Tonnes	Pd	Pt	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T-Zone	19,231,876	1.97	1.11	0.03	0.72	3.84	0.14	0.07	73,760	2.371
F-Central	132,111,323	1.76	0.76	0.04	0.12	2.68	0.06	0.17	354,121	11.385
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	53,211,126	2.10	0.88	0.05	0.16	3.19	0.10	0.20	169,637	5.454
F-Boundary North	18,288,434	1.93	0.98	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F-Boundary South	12,715,917	2.06	0.97	0.05	0.15	3.24	0.07	0.19	41,143	1.323
F-Zone Total	226,970,003	1.87	0.83	0.04	0.14	2.88	0.07	0.18	654,245	21.034
Waterberg Total	246,201,879	1.88	0.85	0.04	0.18	2.96	0.08	0.17	728,005	23.406

Notes:

  The mineral reserves are based on using the Longhole mining method with paste backfill. A minimum stope width of 2.4 m (true width) was used.
  The point of reference for the mineral reserves is defined as the point where the mined ore is delivered to the processing plant.
  4E = PGE (Pd + Pt + Rh) and Au.
  A stope cutoff grade of 2.0 g/t 4E was used for mine planning for F-Central and F-South while a 2.5 g/t 4E was used for mine planning for the T-Zone and other F-Zones in the mineral reserves estimate.
  Long-term metal prices assumed for cutoff grade estimates were Pt = US$1,050.00/oz, Pd = US$1,300.00/oz, Rh = US$5,000.00/oz, Au = US$1,650.00/oz, Cu = US$3.50/lb, Ni = US$8.50/lb and exchange rate 17.22 ZAR = 1 US$.
  Long-term metal recoveries assumed for cutoff grade estimates were 4E 82% for the F-Zones and 4E 81% for the T-Zone. A smelter recovery of 4E 83.5% was assumed for all zones.
  Long-term operating costs assumed for the cutoff grade estimates were US$63.99 per tonne mined for the F-Zone and US$76.09 per tonne mined for the T-Zone and include mining, processing, infrastructure, general and administration, transport, royalties, and sustaining capital.
  Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.
  Numbers may not add due to rounding.

1.12 Mining Methods

The Waterberg Project will be a 400,000 tonnes per month (tpm) (400 ktpm) mechanized underground mining operation accessed via declines. The mine design is based on using sublevel Longhole and backfilling the mined voids with paste backfill.

The mining methods for the DFS Update are similar to those in the 2019 DFS, with adjustments to the Central and South Complexes. The North Complex mine design remains unchanged.

The main adjustments to the Central and South Complexes are as follows:

  Reduced the mining COG in the Central Complex from 2.5 g/t 4E to 2.0 g/t 4E based on updated COG input parameters.
  Reduced the mining COG in the F-South (in the South Complex) from 2.5 g/t 4E to 2.0 g/t 4E based on updated COG input parameters.
  Increased the minimum stope footwall (FW) angle to 42o.
  Reduced the minimum stope hanging wall (HW) angle to 30o.
  Reduced the sublevel spacing for the upper mining block in the Central Complex to 20 m from a combination of 20 m and 40 m to allow the operation to gain experience with the mining method and processes.
  Reduced the sublevel spacing in the T-Zone to a consistent 20 m (from a combination of 20 m and 40 m throughout) to increase resource recovery and minimize mining risk on the narrow ore body, with a 42o FW angle adjustment.
  Adjusted the T-Zone decline and FW infrastructure placement to avoid a fault that parallels the T-Zone resource.

The lower mining COG in the Central Complex resulted in an 88.4% increase in the Central Complex reserve tonnage (from 70.1 Mt to 132.1 Mt). The increase in Central Complex reserves presented the opportunity to increase the Central Complex production rate to 400,000 tpm and delay the capital cost of developing the South Complex and North Complex. The DFS Update includes developing and mining the Central Complex at 400,000 tpm followed by developing and mining the South Complex and North Complex concurrently at a combined 400,000 tpm (the South Complex will produce approximately 100,000 tpm and the North Complex will produce at approximately 300,000 tpm). The South Complex underground workings will be accessed from the Central Complex underground workings, eliminating the requirement for a South Complex portal box cut.

The Waterberg Project was divided into the following three mining Complexes.

  The South Complex that includes T-Zone and F-South.
  The Central Complex that includes F-Central.
  The North Complex that includes F-North, F-Boundary North, and F-Boundary South.

A plan view with the production areas projected to surface is shown in Figure 1-3 and a longitudinal view of the zones, looking approximately northwest (looking from the footwall), is shown in Figure 1-4.

Figure 1-3:  Surface Plan View Showing Mineral Resource Extents

Source:  Background - Google Maps (Approximated positioning and scale)

Figure 1-4:  Longitudinal View of Waterberg Complexes (Looking Northwest)

Note:  Approximated scale

There will be a box cut and portal at the Central Complex that will also be used to access the South Complex and a separate box cut and portal to access the North Complex. Each Complex will be accessed via twin declines (service decline and conveyor decline) that will service the complex for the LOM.

1.12.1 Geomechanical

Geomechanics core logging and laboratory test data from the PFS and additional data collected during the 2019 DFS were combined in a database and used to develop a geomechanical model and for use in rock mass classifications systems to develop rock mechanics parameters for the mine design. The analysis utilized several common empirical models and was validated with numerical modeling in several instances.

A thrust fault located in the footwall of the T-Zone mineralization was identified during the DFS Update. The thrust fault and surrounding zone of influence is characterized as very poor to extremely poor ground and impacted the positioning of the declines and footwall development. A reduced development advance rate and additional ground support in the thrust fault zone of influence have been accounted for in the mine design, schedule, and costs.

Support requirements for development headings were developed and are in line with both empirical calculation methods and common support types. Generally, primary ground support will consist of patterned rock bolts and screen, with application of shotcrete in areas deeper in the mine.

An updated numerical modeling exercise for the Central Complex and South Complex was undertaken during the DFS Update to further evaluate the evolution of rock mass damage and paste backfill performance as mining progresses. The modeling was completed in five-year excavation steps based on the mining schedule. Modeling steps incorporated stope excavation and then immediate backfill before starting the next excavation step. The principal findings of the modeling exercise are listed below.

  Beyond the end of LOM with complete backfilling of mined stopes, vertical deflection at the ground surface is not expected to exceed 11 cm at the Central Complex, and no measurable surface deflection is expected at the South Complex.
  Surface strain is within tolerance at both the Central Complex and South Complex and will not impact any category of present or future surface development or infrastructure, including buildings, roads, and pipelines.
  The mine design should account for ore loss at the lowest elevation mine workings at the Central Complex, due to stress conditions exceeding rock strength thresholds. Ore loss may be due to sterilizing stopes or modifying stope designs, where critical stress conditions may lead to active fracturing of the rock mass.
  To mitigate this risk, all stopes in the mine plan have a 5% geological losses factor applied as well as a 90% mining recovery factor. To further account for ore losses due to stress conditions in the Central Complex, a second 90% mining recovery factor has been applied to all secondary stopes with an average true width of 25 m or greater. This second recovery factor represents 5.3 Mt of ore. The risk of rock mass damage and impact to operations can be reduced by optimizing the mining sequence, which should be undertaken during execution.
  Paste backfill dilution in wider parts of the ore body is expected, principally affecting secondary transverse stopes. In general, paste backfill dilution is anticipated to increase with depth and towards completion of the mining level and has been reflected in the dilution estimates.

Backfill stability was assessed primarily using empirical-analytical methods with developed backfill strength requirements validated by benchmarking and limited 3D finite element modeling.

1.12.2 Mine Development

All decline and lateral excavations will be developed using drill and blast methods and mechanized diesel-powered mobile equipment. A summary of the development totals by Complex is included in Table 1-7 and the development profile is shown in Figure 1-5.

Table 1-7:  Development Quantities by Complex

Item	Central Complex (m)	South Complex (m)	North Complex (m)	Waterberg Total (m)
Decline	24,519	32,155	33,386	90,059
Lateral Sublevel and Infrastructure	221,194	134,852	225,747	581,792
Total	245,712	167,007	259,132	671,851

Figure 1-5:  Lateral Development Profile

1.12.3 Production

Mining blocks will be established at 100 m vertical intervals and will consist of two sublevels spaced at 40 m (40 m stope height) and one sublevel spaced at 20 m (20 m uppers stope that will be mined beneath the backfilled stopes in the block above) or five sublevels spaced at 20 m (generally in the T-Zone). Individual stopes will be 20 m along strike and a combination of transverse and longitudinal approaches will be used to accommodate the varying ore body thickness. Within each mining block, stopes have been sequenced and there will be multiple stopes in the active stope cycle. To achieve the production profile, there will be multiple mining blocks in production simultaneously.

The production plan focuses on optimizing the ramp-up period and maximizing productivity. Each Complex was scheduled independently as a stand-alone operation. The Central Complex has a significant increase in reserves resulting from the reduction in COG to 2.0 g/t 4E (from 2.5 g/t 4E in the 2019 DFS). The breakdown of tonnes and grade recovered by mining approach and Zone is summarized in Table 1-8.

Initial production will come from the Central Complex with the South Complex and North Complex phased in once production in the Central Complex begins to ramp down. There will be approximately 4.5 years of ramp-up from the start of the decline development in May 2026 to achieve sustainable 70% of steady-state production in January 2031. Steady-state production of 400 ktpm will be achieved in Q2 2032 from the Central Complex. Later in the LOM, as the Central Complex ramps down, the South Complex (100 ktpm) and North Complex (300 ktpm) will ramp up to maintain 400 ktpm production until 2081.

The ramp-up and steady-state production tonnage profiles are shown in Figure 1-6 and Figure 1-7.

Table 1-8:  Life-of-Mine Production Summary

Ore / Grade	T-Zone	F-Central	F-South	F-North	F-Boundary North	F-Boundary South
Ore Tonnes - Stope Total	17,146,610	125,538,539	10,135,579	49,863,926	16,888,572	11,727,833
Ore Tonnes - Transverse	1,312,770	108,851,011	2,271,366	38,729,517	7,318,698	508,303
Ore Tonnes - Longitudinal	15,833,839	16,687,528	7,846,213	11,134,409	9,569,874	11,219,530
Ore Tonnes - Development	2,085,266	6,572,784	507,625	3,347,199	1,399,862	988,084
Ore Tonnes - Total	19,231,876	132,111,323	10,643,204	53,211,126	18,288,434	12,715,917
Grade 4E (g/t)	3.84	2.68	3.02	3.19	3.13	3.24
Grade Pt (g/t)	1.11	0.76	0.99	0.88	0.98	0.97
Grade Pd (g/t)	1.97	1.76	1.85	2.10	1.93	2.06
Grade Rh (g/t)	0.03	0.04	0.05	0.05	0.05	0.05
Grade Au (g/t)	0.72	0.12	0.13	0.16	0.17	0.15
Grade Cu (%)	0.144	0.065	0.028	0.097	0.097	0.069
Grade Ni (%)	0.070	0.171	0.107	0.201	0.228	0.187

Notes:  4E = PGE (Pt + Pd + Rh) and Au. Totals may not add due to rounding.

Figure 1-6:  Mining Production Tonnage by Month during Ramp-Up

Figure 1-7:  Annual Production Tonnage Profile

1.12.4 Ventilation and Mine Air Refrigeration

The underground mobile equipment will be diesel powered. The required ventilation flow will be 1,300 cubic meters per second (m3/s), 695 m3/s, and 1,380 m3/s for the Central, South, and North Complexes, respectively.

Ventilation to each Complex will be provided by surface fresh air and return air ventilation raises and the portals / declines. The ventilation systems will be a "pull" system with large surface fans located at the exhaust raises. Ventilation in the conveyor declines will have fresh air pulled from the portals and exhausted without being used to ventilate other mine workings.

The underground heat loads will be countered by a combination of refrigerated air and uncooled air. The cooling requirement will be 20 MWR, 10 MWR, and 20 MWR for the Central, South, and North Complexes, respectively. Mine air cooling will not be required until mining depths reach 700 m below surface in the Central Complex in 2034.

1.13 Recovery Methods

The process design for the Waterberg Project concentrator plant was developed based on the extensive metallurgical test work results and previous studies. The test work program developed during the PFS and the 2019 DFS identified that the mill-float-mill-float (MF2) configuration following three stage crushing is the most appropriate recovery technique for the PGEs and the base metals from the ores. This recovery technique has been retained for the DFS Update. Further optimization of the reagent addition during operation to achieve the optimal concentrate grade and recovery can be completed.

The flotation concentrator will produce a concentrate containing 80 g/t 4E with a mass pull of approximately 2.9%. The concentrator was designed to process 4.8 Mtpa (400 ktpm) of ROM and will produce 120-150 ktpa of concentrate to be shipped to a smelter. The concentrate will contain 12% moisture while the tailings will be directed to thickening prior to filtration to produce a filter cake for backfill use underground as cemented fill or for dry stacking onto the surface TSF as the preferred option to optimize water consumption.

The plant production rate is aligned with mine production and concentrator production is scheduled to commence in September 2029 with ramp-up continuing until steady state is reached in 2031, as indicated in Figure 1-8.

Figure 1-8:  Annual Mill Feed Profile Summary

Figure 1-9:  Concentrator Ramp-Up in Production

The ramp up in production will require a stockpile to be generated of up to 750 kt to be able to sustain processing as indicated in Figure 1-9 for sustained delivery of concentrate into the eventual off take agreement with a smelter.

The concentrate production and contained 4E elements approaching 400,000 oz per annum is indicated in Figure 1-10. The base metal content anticipated for Ni production is around 3,000-4,000 tpa with Cu production increasing from 2,500 tpa to 4,000 tpa in the later years of production.

Figure 1-10:  Annual Metal Production Summary

1.14 Project Infrastructure

The Waterberg Project is in a rural area with limited existing infrastructure apart from gravel roads, drill hole water, and 22 kV rural power distribution with limited capacity. Upgrading is planned for all existing infrastructure, including the upgrading of 34 km of gravel roads to the N11 national road.

In addition to three mining Complexes and one processing facility, the Waterberg Project infrastructure will include the construction of a new 132 kV electrical supply from the Eskom Burotho 400/132 kV main transmission station 74 km south of the site, and the development and equipping of a local well field spread over 20 km to provide water.

At the site, a lined dry stack TSF (Dry Stack TSF), stream diversion, ore stockpile and waste rock storage facilities, ventilation and refrigeration systems, waste handling facilities, backfill preparation and distribution system, electrical and communication systems and other necessary infrastructure (i.e., compressed air, internal roads, potable water, service water, industrial water, dust suppression and fire water systems) to support mining and processing operations will be constructed.

The Waterberg Project will require 72.3 MVA of electrical power and 2.85 ML/d of industrial water.

1.15 Market Studies and Contracts

One of the JV partners of the Waterberg Project is IMPLATS, a primary PGM producer in South Africa with downstream processing operations. Waterberg JV Resources has also received indicative terms from a potential concentrate offtaker. Therefore, no formal marketing study was commissioned for the DFS Update to determine pricing for the metals contained in concentrate.

Metal price movements for the economic metals associated with the Waterberg Project (Pt, Pd, Rh, Au, Ni, and Cu) were reviewed for the preceding three years and show that there was a significant change in the market for the major contributors to income generation.

The three-year trailing average metal prices with two-year, one-year and spot as of 01 June 2024 are detailed in Table 1-9.

Table 1-9:  Three-year Trailing Pricing all Economic Metals

Period	Pd	Pt	Au	Ni	Cu	Rh
	USD/oz	USD/oz	USD/oz	USD/t	USD/t	USD/oz
Three-year Trailing	1,749	982	1,902	21,873	8,869	11,238
Two-year Trailing	1,476	961	1,936	21,382	8,458	8,333
One-year Trailing	1,125	943	2,050	18,433	8,574	4,546
01 June 2024	991	1,024	2,351	19,512	10,128	4,725

Source:  'Johnson Matthey Metal Prices' & London Metal Exchange - Monthly Average

However, in this DFS Update, analyst street consensus pricing will be the base case (Base Case) as shown in Table 1-10. Monthly spot and three-year trailing average metal prices will also be evaluated in the financial sensitivity analysis.

Table 1-10:  Consensus View - Metal Price Assumptions

Commodity	Unit of Measure	2025	2026	2027	2028	Long-term Real
Pt	USD/oz	1,144	1,233	1,330	1,605	1,605
Pd	USD/oz	1,089	1,095	1,122	1,062	1,062
Au	USD/oz	2,155	2,005	2,008	1,812	1,812
Rh	USD/oz	4,627	4,794	4,561	6,209	6,209
Cu	USD/lb	4.77	4.83	4.85	4.53	4.53
Ni	USD/lb	8.68	8.85	9.09	9.73	9.73

Considering these metal prices and the production profile for the Waterberg Project, contributors to income are summarized in Table 1-11. The table shows economic PGEs and base metals for the Waterberg Project and each metal's economic contribution at consensus view pricing, as per 01 May 2024, for the first 10 years of concentrate production (September 2029 - August 2039) and for the LOM.

Table 1-11:  Economic PGEs and Base Metals for First 10 Years and LOM

Metal	Approximate Percent of Gross Revenue (Consensus View)
	First 10 Years of Concentrate Production	LOM
Platinum	27.87%	27.68%
Palladium	44.19%	42.31%
Gold	4.47%	6.25%
Rhodium	6.67%	5.09%
Copper	4.13%	5.31%
Nickel	12.68%	13.36%

No formal off-take agreement is in place, however, Waterberg JV Resources received indicative terms from a potential offtaker which is considered market related. It is anticipated that the payability for the contained metal in concentrate will be 83% for Pt and Pd, 80% for Au and Rh (Rh is subject to a minimum individual grade of 1.0 g/t in concentrate), 63% for Cu and 70% for Ni. These net-smelter-return factors are fully inclusive of all smelting and refining costs, apart from delivery to the smelter.

It is anticipated that the metal pipeline between delivery of concentrate and payment will be twelve weeks. The Waterberg Project finances are based on prefunding of the concentrate with an 85% value payment received in Month 1 and the 15% balance paid after the three months, incurring an interest charge (as defined in Section 21.0).

The concentrate from the Waterberg Project will be very low in chromitite, which will make this material attractive for blending with other concentrates; however, the contained iron (Fe) and sulphur (S) with high base metals may require further optimization of the smelting and base metal refining protocols. No penalties are expected to be placed upon the concentrate.

1.16 Environmental Studies, Permitting, and Social or Community Impact

In consultation with the community, the mine footprint was planned to exclude areas significant to the community, including prime grazing areas.

Table 1-12 shows the key environmental and social licenses and permit applications required for the Waterberg Project.

Table 1-12:  Status of Required Environmental Licenses and Permits

License / Permit Application	Authority	Reference Number	Date of Grant	Date of Expiry
Mining Right (incl. SLP & Mine Works Program)	DMR	LP 30/5/1/2/2/2/10161MR	28 January 2021 (Commencement date 13 April 2021)	12 April 2051
EA	DMR on behalf of the DFFE	LP 30/5/1/2/2/2/10161EM	10 November 2020	Linked to duration of Mining Right
WML	DMR on behalf of the DFFE	LP 30/5/1/2/2/2/10161MR	10 November 2020	Linked to duration of Mining Right
WUL	DWS	Pending application submission - under application reference number WU38566	Pending application finalization	Pending application finalization

From an environmental and social perspective, the greatest impacts from mining are anticipated in the eastern (plant footprint) and south-east-central areas of the Mining Right area. This area is where surface infrastructure is planned as this is the shallowest access for underground mining and is topographically flat. The findings of the Environmental Assessment Practitioner (EAP) and specialists' assessments have shown that the Waterberg Project may result in both negative and positive impacts to the environment; however, adequate mitigation measures are included in the Environmental Management Program (EMPr) to reduce the significance of the identified negative impacts.

The social and labor plan (SLP) forms part of a mining right in South Africa. It is a commitment to sustainable social development and was submitted, as required, with the Mining Right application. Local landowners, land users, and communities were consulted and updated from the prospecting stage and are well aware of the Waterberg Project plans. Land use agreements have been or are currently being concluded with the Goedetrouw Community, the Ketting Community, and individual property owners on the farms traversed by the proposed water pipeline and powerlines.

Specific training needs were identified, and a detailed training program is being developed with an internationally recognized organization to provide the structure and services required for the initial and ongoing needs of the Waterberg Project.

1.17 Capital and Operating Costs

Capital costs to 70% of steady-state production are estimated predominantly in ZAR, with all cost estimates expressed in ZAR real June 2024 terms. Estimated capital expenditure (CapEx) is R15 553 M for the Waterberg Project plus R3 309 M for capitalized operating costs, for a total of R18 862 M to achieve the 70% of steady-state production as detailed in Table 1-13.

Table 1-13:  Waterberg Project Capital Cost

Facility Description	Project Capital (ZAR M)	Sustaining Capital (ZAR M)	Project Capital (USD M)	Sustaining Capital (USD M)
Mine	5 039	14 836	253	739
Plant	4 476	30	224	1
Backfill and Dewatering Plant (TSF)	1 835	0	91	0
Tailings Deposition (TSF)	263	649	13	32
Regional Infrastructure	1 869	47	95	2
Project Indirects	1 372	0	70	0
Sub-Total[1]	14 854	15 562	746	775
Owner Fleet Purchases	698	4 720	35	235
Rebuild and replacement of equipment	0.4	17 450	0	869
Total CapEx (excl. Capitalized OpEx)	15 553	37 733	781	1 880
Capitalized OpEx	3 309	0	165	0
Total Project CapEx (incl. Capitalized OpEx)	18 862	37 733	946	1 880
[1]Contingency included in above sub-total	1 164	1 094	63	59

The sustaining CapEx covers all expenditure of a capital nature following the achievement of 70% of the steady-state production, and is estimated at R37 733 M. This includes all ongoing underground waste development, construction of the North and South Complexes, and the required infrastructure plus mobile equipment replacement and other items of a capital nature associated with the concentrator and general mine infrastructure.

The overall LOM CapEx profile for the Waterberg Project is shown in Figure 1-11.

Figure 1-11:  Capital Expenditure Profile for LOM

The LOM operating costs following achievement of 70% of steady-state production and excluding SIB expenditure is summarized in Table 1-14. The LOM rate of exchange is based upon consensus view and is R20.07 to the US$.

Table 1-14:  Waterberg Project Operating Cost

Cost Area	LOM Average (ZAR/t milled)	LOM Average (USD/t milled)
Mining	389	19
Processing	195	10
Engineering and Infrastructure	186	9
General and Administration	39	2
Total On-site Operating Costs	808	40

The cash cost per 4E ounce is estimated at US$658 (consensus view). The cash cost includes the smelter discount as a cost, as well as byproduct credits from Cu and Ni sales; therefore, the indicated cash costs are dependent on the prevailing metal price assumptions as detailed in Table 1-15.

Table 1-15:  Waterberg Project Cash and All-In-Cost

Metric	Base Case (Consensus View) (USD / 4E oz)
On-site Operating Costs	546
Smelting, Refining, and Transport Costs	375
Royalties and Production Taxes	41
Less Byproduct Base Metal Credits	(304)
Total Cash Cost	658
Sustaining Capital	103
Total All-in Sustaining Cost	761
Project Capital	52
Total All-in Cost	813

1.18 Economic Analysis

Key features of the Waterberg Project, based on consensus view pricing (Base Case), are listed below.

  Waterberg Project CapEx, exclusive of sustaining capital, is estimated at R18 862 M (US$946 M).
  The Waterberg Project CapEx includes capitalized operating costs of R3 309 M (US$165 M) up to 70% of steady-state production.
  The LOM average OpEx unit cost, exclusive of capitalized OpEx and its associated production, is estimated at R808/t (US$40/t) milled.
  The Waterberg Project produces a positive business case at the consensus view pricing and exchange rate scenario (Base Case). At consensus view, the Waterberg Project yields a post-tax NPV8.0% of R11 557 M (US$569 M), an IRR of 14.2%, an undiscounted payback period from first production of 5.8 years, and a peak funding requirement of R15 428 M (US$776 M).
  At the consensus view pricing scenario (Base Case) the Waterberg Project generates LOM average cash costs of US$658/4E oz, which places the Waterberg Project within the lowest quartile of global PGE producers.

1.19 Adjacent Properties

Numerous mineral deposits have been outlined along the Northern Limb of the BIC. The main projects in the area include the Mogalakwena Mine, Aurora Project, Akanani Project, Boikgantsho Project, Hacra Project, and Platreef Project.

1.20 Project Implementation

The project program assumes a start date of January 2025, with the first activity, following the project execution decision by the Waterberg JV Resources partners, being the commencement of detailed design engineering. The program aims to achieve the integration of the projects by achieving the following key milestones.

  Start of project - January 2025.
  Start of construction of Central Complex - December 2025.
  Start of box cut and decline development - January 2026.
  Commence design and construction of the concentrator - April 2027.
  Commence design and construction of backfill plant and TSF - October 2027.
  Completion of the 132 kV bulk electrical supply - August 2028.
  Start of ore processing in concentrator - September 2029.
  Achievement of 70% of steady-state capacity - December 2030.
  Completion of project capital period - December 2030.

The production ramp-up will continue until steady state capacity is reached in May 2032.

The Waterberg Project schedule is summarized graphically in Figure 1-12.

Figure 1-12:  High-level Implementation Schedule

1.21 Interpretations and Conclusions

The database used for the mineral resource estimate consisted of 474 drill holes and 585 deflections. The mineral resource estimate was completed using geostatistics best practices and the M&I mineral resources are at an appropriate level of confidence to be considered in the DFS Update for mine planning.

The geometry and continuity of the mineral resource and the rock mass quality of the mineralized zones and surrounding rock mass make the Waterberg Project zones amenable to extraction using the Longhole mining method with paste backfill. The mine design includes all development and infrastructure required to access the Central, South, and North Complexes and mine the estimated mineral reserves. A full 3D mine model was created for each Complex and a LOM development and production schedule was prepared to determine the estimated tonnes, average grade, and metals profile mined and delivered to surface. Individual stope and development mining shapes were created and include planned dilution and modifying factors to account for geological losses, external overbreak dilution, and mining losses. The estimated mineral reserves are supported by a mine plan and economic analysis and demonstrate positive economics.

The development methods and mining methods are safe and highly mechanized and use common equipment and processes that are proven and used successfully in the global mining industry. The successful execution of these methods to achieve planned underground mine development and production at the Waterberg Project will require the operation to establish a culture focused on worker health and safety, investment and emphasis on worker skills training geared toward the equipment and technology used, and structured mine planning.

The metallurgical process selected is proven technology and is appropriate for the ore to be treated and will produce a concentrate containing approximately 80 g/t 4E at a recovery approaching 78%.

The incorporation of underground paste fill and the dry stack tailings technologies is reducing the TSF footprint and has reduced the water demand for the Waterberg Project.

The economics show that the Waterberg Project is financially robust yielding a post-tax NPV8.0% of R11 557 M (US$569 M), an IRR of 14.2%, an undiscounted payback period of 5.8 years post first production, with a peak funding requirement of R15 428 M (US$776 M) for the consensus view scenario (Base Case). The cash cost estimate shows that the Waterberg Project will be in the lower quartile of primary PGM mining operations globally.

1.22 Recommendations

The key recommendations related to the mineral resource are summarized below.

• It is recommended that dedicated mineral resource definition drilling from both surface and underground be completed during the access period to upgrade some of the Indicated mineral resources to Measured mineral resources.

• Currently, only the larger geological structures have been modelled. It is recommended that a detailed structural analysis is conducted and modelled.

The key recommendations related to the mine design and mineral reserves are summarized below.

• Updates to the North Complex were not made in this DFS Update. It is recommended to re-visit the COG for the North Complex prior to North Complex execution.

• It is recommended to continue to monitor the progress and application of battery-powered mobile equipment technology and evaluate the opportunities this technology could present to the Waterberg Project.

• It is recommended that further geotechnical and geomechanical work be completed as part of Waterberg Project execution to validate mine design assumptions and support the detailed design for underground and surface infrastructure and ventilation raises.

The following metallurgical test work is recommended during Waterberg Project execution.

• Evaluation of a third stage grind to improve overall recovery with a finer grind.

• Further flotation test work to confirm the effect of the available groundwater on flotation performance and to determine what adjustments to the raw water circuit would be required (if any).

• Concentrate thickening and filtration test work.

• Further tailings thickening and filtration test work for confirmation of backfill plant design criteria.

It is recommended that Waterberg JV Resources continue its current permitting strategy to develop positive community support and streamline final Waterberg Project approval as outlined below.

• Maintain regular consultation activities with all appropriate national, provincial, and local regulatory agencies and officials.

• Maintain engagement with local communities.

Waterberg JV Resources has a program of work in place to comply with the necessary environmental, social, and community requirements. Following is key work that should continue.

• Environmental, Social, and Health Impact Assessment (ESHIA) in accordance with the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA), and the National Environmental Management Act, No. 107 of 1998 (NEMA).

• Stakeholder engagement process, including public participation, to continue in accordance with the NEMA.

• Specialist investigations in support of the ESHIA.

• Integrated Water Use License (WUL) Application in compliance with the National Water Act, No. 36 of 1998 (NWA).

• Integrated Environmental Authorization (EA) and Waste Management License (WML) (IEA) amendments in compliance with NEMA and the National Environmental Management: Waste Act, No. 59 of 2008 (NEMWA), if and when required.

If all the licenses and permits are received for construction and operation, the Waterberg Project is recommended to move into the detailed design and planning for project implementation.

It is recommended that the concentrate off-take discussions be initiated with the JV partners (and others) to confirm the net smelter return payabilities for the economic metals in the concentrate to be sold by Waterberg JV Resources, as this will have a material impact on the overall finances.

Based on the positive economics from the technical inputs and the financial analysis, it is recommended that the Waterberg Project be considered by the JV partners of Waterberg JV Resources for an investment decision.

Additional Information

Funding of the balance of the in-principle pre-construction work program for the Waterberg Project has been pre-approved by the the shareholders of Waterberg JV Co. As the project operator of the Waterberg Project, the Company has control over the timing of expenditures. The funds are not required to be spent within the next 12 months and will be spent at the project operator’s discretion.

OTHER PROJECTS

The Company does not hold a material interest in any mineral property other than the Waterberg Project. The Company continues to evaluate exploration opportunities on new prospects.

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

Prospective purchasers of the Securities should carefully consider the risk factors set out below, as well as the information included in any Prospectus Supplement and in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, before making an investment decision to purchase the Securities. Specific reference is made to the section entitled "Risk Factors" in the AIF. See "Documents Incorporated by Reference". Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Securities. Each of the risks described herein, and in these sections and documents, could materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward-Looking Statements and information relating to the Company and could result in a loss of your investment. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also have a material adverse effect on the Company.

Risks Relating to the Company

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company does not have any source of operating revenues. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes, and for payment of any Debt Securities that may be sold pursuant to this Prospectus. The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. Any failure to timely complete any required financing may result in a working capital deficiency. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

If the Company fails to obtain required financing on acceptable terms or on a timely basis, this could cause it to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under future indebtedness. Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Future debt financing may adversely affect the Company

If the Company obtains additional financing by incurring indebtedness, the terms of the indebtedness and the Company's obligations to service and repay the indebtedness may limit the Company's ability to engage in acts that may be in its long term interest, which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.  If the Company is unable to comply with the terms of any future indebtedness, it may be at risk of a default.  If the indebtedness is secured, such a default may result in the loss of collateral, which may constitute substantially all of the Company's assets.  Future indebtedness and any failure to comply with its terms may therefore materially adversely affect the Company's business and financial condition.

The Company has a history of losses and it anticipates continuing to incur losses.

The Company has a history of losses.  The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  It could be years before the Company receives any profits from any production of metals, if ever.  If the Company is unable to generate significant revenues with respect to its properties, the Company may not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent fiscal years and has limited financial resources.  To date, the Company has recorded no operating cash flow and has not commenced development or commercial production on any property.  The Company expects to continue to incur losses unless and until such time as the Waterberg Project achieves commercial production and generates sufficient revenues to fund continuing operations, which may never occur.  The development of the Waterberg Project will require the commitment of substantial resources. Any unexpected costs, problems or delays could severely impact the Company's ability to continue development activities. There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability. We currently have limited financial resources and no sources of operating revenues and as a result will be required to fund our operating expenses and other expenses through financing. The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow, which may materially affect the Company's financial condition.  There can be no assurance that additional debt or equity financing or other types of financing will be available as needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company's properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company's properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. The Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  in the event that the required permits are not obtained in a timely manner, mine construction and ramp-up will be delayed and the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

  delays in obtaining, or a failure to obtain, access to surface rights, water or electricity required for current or future operations;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local community groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to exploit local sources of water recently delineated by test drilling and develop the infrastructure required to transport water to the project area.  Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  While reasonable offtake arrangements with an existing South African smelter is the preferred option, the Company and Waterberg JV Co. are assessing commercial alternatives including the possible construction of a new smelter in South Africa or Saudi Arabia. If the determination is made to construct a new smelter, the Company expects this would require additional financing and governmental approvals, and successful construction and ramp up, none of which could be assured.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up.

Accordingly, there are no assurances that the Company's properties, will be brought into a state of commercial production. If the Company's properties are not brought into a state of commercial production, the Company will have no source of revenues and will be required to seek additional financing, which may not be available on favourable terms, or at all.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this Prospectus or the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated. None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

International Conflict and International Operations.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's 2022 invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action. Existing or new conflicts in Russia/Ukraine, the Middle East and other regions may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition. The extent and duration of the current Russian-Ukrainian and Middle East conflicts and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Prospectus, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

If the Company and Waterberg JV Co. decide to address Waterberg's offtake requirements through a new smelter located in Saudi Arabia, the Company's exposure to Middle East conflicts and geopolitical tensions may increase. The Company would also become subject to the risks of doing business in Saudi Arabia and the Middle East, including risks relating to Saudi Arabia's political, regulatory, tax, social and economic conditions from time to time, and broader Middle East political and security risks, including those related to transportation.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations. The Company presents its financial statements in U.S. Dollars. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, may be in Rand or other currencies other than U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand, Canadian Dollar or other relevant currencies may have a material adverse effect on the Company's financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian Dollar or U.S. Dollar. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets. An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount.

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company's business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, future transactions that affect the Company's assets, operations and sources of income and loss may raise the risk that the Company could be deemed an investment company.

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act, but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company. There can be no assurance that the SEC would agree with the Company that it is not an investment company, and the SEC may make a contrary determination with respect to the Company's status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

If the Company is deemed to be an investment company, the Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company. In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available. If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company's dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce. In addition, certain of the Company's contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons. As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

Additionally, the Company may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with the inability as a foreign private issuer to register under the Investment Company Act could make the Company unable to comply with its reporting obligations as a public company in the United States and lead to the Company being delisted from the NYSE American, which would have a material adverse effect on the liquidity and value of the Common Shares.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations.

The Company's only material mineral property is the Waterberg Project.  Funding of Waterberg Project costs is required to be provided by Waterberg JV Co. shareholders on a pro rata basis. The ability of the Company, and the ability and willingness of the other Waterberg JV Co shareholders, to satisfy required funding obligations is uncertain.

The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for certain of the original Waterberg prospecting rights through to the completion of the 2019 Waterberg DFS.  Subsequent to the completion of the 2019 Waterberg DFS, Mnombo was responsible to fund its proportionate share of costs for the entire Waterberg Project area.  To date, such amounts have been funded through loans made by the Company to Mnombo.  The ability of Mnombo to repay the Company for advances and accrued interest as at May 31, 2024, of approximately R176 million (approximately $9.4 million as at May 31, 2024), or to fund future investment in the Waterberg Project is uncertain. If the Company fails to fund Mnombo's future obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified BEE entity.

On December 12, 2023, Implats advised that in the current operating environment and following their own restrictions to capital allocation across their portfolio, Implats could not fund their pro rata share of currently approved Waterberg budgets.  As a result, Implats' interest in Waterberg JV Co. has diluted to approximately 14.86% to November 13, 2024, with the Company acquiring Implats diluted share by electing to fund Implats' share of approved cash calls.  Implats has stated that it will consider the funding of subsequent cash calls as future circumstances allow. Because the development of the Company's projects depends on the ability to finance further operations, any inability of the Company or any inability or unwillingness of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund their respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do so on a timely and commercially reasonable basis, or at all.  The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of its interests in the Company's ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

Any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo could materially and adversely affect the Company's business.

The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future. PTM RSA is a party to the Waterberg Shareholders Agreement with joint venture partners Implats, JOGMEC, Mnombo, HJM and Hanwa. PTM RSA is also a 49.90% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders' agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations. If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute. This could materially and adversely affect the Company's business and results of operations.

If the Company is unable to attract and retain key members of management, the Company's business might be harmed.

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including Frank Hallam, a director and President and Chief Executive Officer of the Company; Gregory Blair, Chief Financial Officer and Kresimir (Kris) Begic, Vice President Corporate Development of the Company. The Company's future success may also depend on its ability to attract and retain new qualified executives. The Company currently does not, and does not intend to, have key person insurance for its existing senior management. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team or the inability to attract new qualified executives could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons ("HDPs"), as defined by the MPRDA, and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and Mining Charter 2018.  If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. Frank Hallam, a director and President and Chief Executive Officer of the Company, is also Chief Financial Officer and Corporate Secretary of West Vault Mining Inc., a public company with mineral exploration properties in Nevada. John A. Copelyn, a director of the Company, is also Chief Executive Officer of Hosken Consolidated Investments Limited, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, oil & gas, clothing and properties. Diana Walters, non-executive Chairman and a director of the Company, was formerly an executive officer of Liberty Metals & Mining, LLC and is also a director of Atmos Energy Corporation and Trilogy Metals Inc.  Stuart Harshaw, a director of the Company, is also director, president and CEO of Nickel Creek Platinum Corp. and a director of International Tower Hill Mines Ltd.  Mpho Makwana, a director of the Company, is also a director of Invicta Holdings Limited and was chairman of ESKOM until October 2023.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors of the Company (the "Board"), any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company is currently subject to litigation and may become subject to additional litigation and other legal proceedings, that may adversely affect the Company's financial condition and results of operations.

General

All companies may become subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

The outcome of litigation and other legal proceedings that the Company may be involved with in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Appellants may seek the reversal of granted permits, resulting in significant delays and uncertainties.  Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company's financial position and results of operations.

Africa Wide Legal Claims

On April 26, 2018, the Company completed the sale of 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately $74.0 million.  Maseve owned and operated the Maseve Mine.  Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously sell its 17.1% interest together with the Company's 82.9% interest in Maseve.  In September 2018, Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the sale of Maseve.  A trial to hear evidence occurred in the High Court in October 2021.  On June 14, 2022, the High Court dismissed Africa Wide's challenge and awarded costs to the defendants.  Africa Wide appealed the ruling, which was later dismissed by the South Africa Supreme Court of Appeal on November 10, 2022.  Africa Wide was again ordered to pay the defendants' costs.  On July 10, 2023, Africa Wide applied to the President of the Supreme Court of Appeal for a reconsideration of the November 10, 2022, ruling of the Supreme Court of Appeal.  On October 6, 2023, the South African Supreme Court of Appeal dismissed Africa Wide's application.  Africa Wide was again ordered to pay costs.  On November 23, 2023, the High Court determined that Africa Wide owed the Company a total of R2.99 million in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.  On January 30, 2024, at the offices of Africa Wide's parent company Wesizwe Platinum Ltd. ("Wesizwe"), the Company attempted to serve Africa Wide with a writ of execution.  Wesizwe refused to accept delivery.  On February 4, 2024, Africa Wide paid the Company R2.99 million (approximately US$159,000 on that date), which was credited against legal fees in general and administration expenses for the period.

Waterberg Mining Right Legal Claims

On and following March 5, 2021, the Company received several notices of appeal, filed with the DMR by individual appellants from local communities, against the January 28, 2021, decision of the DMR granting the Waterberg Mining Right.  On May 7, 2021, an opposition group filed an application for an order in the High Court to review and set aside the decision by the Environmental Minister to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020.  The attorneys acting for Waterberg JV Co. filed a notice to oppose the application and required the group's legal counsel to file proof of the mandate to represent the appellant group. Since filing their review application, the appellants have done nothing to progress their action and their legal counsel has not filed a proof of mandate.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the project area.  The applicants claimed to be interested and affected parties located near planned surface infrastructure.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and providing arguments why the application was without merit. The applicants did not respond.  On November 16, 2021, the host Ketting community filed an application to join as a respondent and documenting their support for the Waterberg Mine.  Once again, the applicants did not respond.  To force the interdict application to a conclusion, in July 2022, Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo.  A hearing to rule on the interdict application occurred on May 22, 2023, at which the court dismissed the urgent interdict application and ordered the applicants to pay costs to the defendants.

On October 13, 2022, the Minister of the DMR (the "Mines Minister") ruled to dismiss all appeals to the grant of the Waterberg Mining Right filed with the DMR.  In his ruling the Mines Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMR's assessment that Waterberg JV Co. has complied with BEE requirements and social and labour plan community consultation processes.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021, grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2022.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

The Company believes that all requirements specified under the National Environmental Management Act, No. 107 of 1998, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMR correctly issued the EA and the Waterberg Mining Right.  Based on long term consultation and dialogue with local communities, the Company also believes that the leadership and the majority of residents in the host communities support the Waterberg Project.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Business Conduct and Ethics (the "Code of Conduct"), among other governance and compliance processes and employee training, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa.  In March 2014, the Organisation for Economic Cooperation and Development (the "OECD") released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government.  To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

Information Systems and Cyber Security

The Company's operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber‐attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre‐emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, extreme weather and climate events, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations.  If claims, lawsuits, governmental investigations or proceedings, including Section 54 stoppage notices issued under the Mine Health and Safety Act, No. 29 of 1996 (the "MHSA"), are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

The Company's prospecting right, right under application and the Waterberg Mining Right may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. Although Waterberg JV Co. had the exclusive right to apply for and be granted the mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, a successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting right, right under application and Waterberg Mining Right.

The Company is subject to significant governmental regulation.

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection and land use;

  management and use of hazardous and toxic substances and explosives;

  management of tailings and other waste generated by the Company's operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price and foreign exchange controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political or community opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more onerous. See Item 5.4 - South African Regulatory Framework in the AIF for more details.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous or existing owners or operators or that may have occurred naturally for which the Company could be held liable. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require approvals, licences and permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable mineral, healthy and safety, and environmental legislation, approvals, licences and permits and land use consents, amongst others, is required on an ongoing basis, and the requirements under such legislation, approvals, licences and permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting right and the Waterberg Mining Right issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew approvals, licences and permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects. To the extent such approvals, licences and permits are required and not obtained or are suspended pending administrative appeals and reviews by objecting stakeholders, or are subsequently withdrawn or revoked, the Company may be curtailed or prohibited from proceeding with planned exploration, development or operation of the Company's projects, which could have a material adverse effect on the Company's business, financial condition or results of operations.

As a participant in the mining industry, the Company may face opposition from local and international groups, and/or the media.

There is an increasing level of public awareness relating to the effects of exploration, development and mining production activities on their surroundings, communities and the environment. Certain non-governmental organizations, public interest groups, reporting organizations ("NGOs"), and even persons seeking undue project benefits under the guise of environmental concerns, can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed mining related activities, which have resulted in disruption and delays to the relevant operation. Despite the Company's commitment to on-going engagement with communities and stakeholders, and to operate in a socially responsible manner, no assurances can be provided that increased stakeholder expectations will not result in interest from these NGOs, persons seeking undue project benefits, or local community organizations. This could lead to direct adverse publicity and/or disruption of the operations of the Company in respect of its projects, regardless of its successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

With the enactment of the MPRDA, the South African State became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights". All prospecting and mining rights granted in terms of the MPRDA are "new order rights". The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Mines Minister when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization, water-use licence and waste management licence and, in the case of prospecting rights, considerations relating to fair competition.  Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry. The Company's current prospecting right and the Waterberg Mining Right are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Waterberg SLP, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

The Mines Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the terms of its prospecting right or the terms of the Waterberg Mining Right.

The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 (the "PAJA") read with Section 6 of the MPRDA, the Mines Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Mines Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken.  The Mines Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Mines Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution (the "Constitution").

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting right or the Waterberg Mining Right, could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the BEE Act, and Mining Charter 2018. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of Mining Charter 2018 (the "Mining Codes"). The Mining Charter 2018 Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement, mine community development and housing and living conditions. For ownership by BEE groups in mining enterprises, the previous mining charter ("Mining Charter 2010") set a 26% target by December 31, 2014.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDP ownership. The MPRDA and Mining Charter 2018 contain provisions relating to the economic empowerment of HDPs. One of the requirements which must be met before the DMR will issue a mining right is that an applicant must facilitate equity participation by HDPs in the prospecting and mining operations which result from the granting of the relevant rights.

The Company has sought to satisfy the foregoing requirements by partnering, at Waterberg JV Co., with Mnombo, demonstrating 26% HDP ownership in respect to the Waterberg Mining Right and for the prospecting right.

The Company is satisfied that Mnombo is majority-owned by HDPs. The contractual arrangements between Mnombo, the Company and the HDPs require the HDPs to maintain a minimum level of HDP ownership in Mnombo of more than 50%.  However, if at any time Mnombo becomes a company that is not majority owned by HDPs, the ownership structure relating to the Waterberg Mining Right, the prospecting right and applications over the Waterberg Project may be deemed not to satisfy HDP requirements.

On September 27, 2018, the Mines Minister announced the implementation, with immediate effect, of Mining Charter 2018.

Mining Charter 2018 sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. The Mining Charter 2018 no longer applies to prospecting rights. Mining Charter 2018 provides revised ownership structures for mining rights holders. The application of the revised ownership structures depends on whether the holder of the mining right was granted the mining right after September 27, 2018, had an application for a mining right accepted before September 27, 2018 or had an existing mining right that was granted prior to September 27, 2018. Holders of existing mining rights who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018, are recognised as BEE ownership compliant for the duration of the mining right and any period of renewal thereof.  New mining rights holders will be required to have a minimum of 30% BEE shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26% under the Mining Charter 2010), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Applicants for mining rights whose applications had been filed and accepted before September 27, 2018 (as is the position with Waterberg JV Co.) will have a period of five years from the effective date of the right within which to increase their BEE shareholding to 30%.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2010.

Prior to the Minerals Council Judgment (as defined below), the Mining Charter 2018 referred to the Stipulated Distribution (as defined below) as the required 30% BEE shareholding for new mining rights, which had to be distributed as to:

  a minimum of 5% non-transferable carried interest to qualifying employees from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the Company as a condition of their employment, except where such is a Mining Charter requirement;

  a minimum of 5% non-transferable carried interest from the effective date of a mining right, or a minimum 5% equity equivalent benefit; and

  a minimum of 20% shareholding to a BEE entrepreneur, of which 5% must preferably be for women (collectively, the "Stipulated Distribution").

The carried interest of 5% to each of the community and the employees, as noted in the Stipulated Distribution, had to be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

Whether such 30% will be required to reflect the Stipulated Distribution to employees, communities and black entrepreneurs is not clear.  The Company holds an opinion from senior counsel advising that such distribution is not required, but such opinion is not a guarantee.  The Minerals Council Judgment (as defined below) struck out the Stipulated Distribution but there is no guarantee that the Stipulated Distribution may not be reintroduced through amendments to the MPRDA.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Mines Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle. Judgment in favour of the Minerals Council South Africa was handed down on September 21, 2021 (the "Minerals Council Judgment"). The court confirmed the 'once empowered, always empowered' principle, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.  The Minerals Council Judgment also struck out various provisions of the Mining Charter 2018, including the Stipulated Distribution. The Mines Minister indicated that the revisions made to the Mining Charter 2018 by the Minerals Council Judgment may be reversed through amendments to the MPRDA.

A holder can claim an ownership offset credit for beneficiation on the basis of a DMR approved "beneficiation equity equivalent plan".  However, the baselines for beneficiation are still required to be determined by the Mines Minister.

The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more BEE partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co.  In certain circumstances, Mnombo may be diluted with equity transferred or issued to different BEE shareholders.

An additional tax is also being raised for human resource development. A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Mining Charter 2018 sets minimum levels for the participation of HDPs on all levels of company management.

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan, is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the prospecting right and the Waterberg Mining Right, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under Mining Charter 2018.  In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with implementation guidelines, published on December 19, 2018. This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

The Company is obliged to report on its compliance with Mining Charter 2018 against the Mining Charter 2018 Scorecard, including its percentage of HDP shareholding, to the DMR on an annual basis.

When the Company is required to increase the percentage of HDP ownership in any of its operating companies or projects, the Company's interests may be diluted.  In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade, Industry and Competition is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the BEE Codes of Good Practice published under the BEE Act (the "Generic BEE Codes"), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 ("BEE Amendment Act") came into operation on October 24, 2014.  Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The "Trumping Provision" (which is set out in section 3(2) of the BEE Amendment Act and provides that in the event of any conflict between the BEE Amendment Act and any other law in force immediately prior to the date of commencement of the BEE Amendment Act, the BEE Amendment Act prevails if the conflict specifically relates to a matter dealt with in the BEE Amendment Act) came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade, Industry and Competition exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016, and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance by mining companies more onerous to achieve. The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See Item 5.4 - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and the Mining Charter in the AIF for more details.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a "black-controlled company" or a "BEE Entrepreneur" and hence a qualified BEE entity. Mnombo is presently 50.1% directly owned and controlled by HDPs with further indirect HDP ownership through Hosken Consolidated Investments Limited, a significant shareholder of the Company.

If the Company is unable to achieve or maintain its empowered status under Mining Charter 2018 or comply with any other BEE legislation or policies, it may not be able to maintain its existing prospecting right and Waterberg Mining Right and/or acquire any new rights; and therefore, would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

The Company has ownership interests in a significant project in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian Dollar or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the "ANC"), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for State intervention in the economy, including "State ownership". A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by the Economic Freedom Fighters, a political party under the leadership of Julius Malema and by the uMkhonto we Sizwe Party, a newly formed political party under the leadership of Jacob Zuma.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which the government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

Although the Company's employees are not unionized at this time, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (EBIT) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales and the minimum royalty rate is 0.5% of gross sales if the EBIT is negative. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The Waterberg DFS Update made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company's operating capacity.

The Company procures all of the electricity necessary for its operations from ESKOM, and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has generally established sufficient capacity to meet South Africa's current requirements but remains severely under-capitalized and wide-spread power cuts or load-shedding are implemented when the electricity grid is under stress. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal new projects, a power station known as Medupi, and a power station known as Kusile, have been subject to delays. The last Medupi unit has been commissioned and in July 2021, ESKOM announced Medupi had achieved commercial operation status.  Five Kusile operating units have been connected to the national power grid and it is anticipated that the remaining unit will be completed in the 2024 fiscal year. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

The Company is dependent on the availability of water in its areas of operations. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations meaning that the Company may not be able to secure sufficient sources and quantities of water. This risk could be exacerbated by the impacts of climate change. Raw water for the Waterberg Project will, inter alia, be sourced from local boreholes through a water collection pipeline network. The Company will need to secure access rights to the boreholes, develop the infrastructure to transport the water to the Waterberg Project and store it, and obtain necessary government and regulatory permits before water may be used for mining purposes.

If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, Value Added Tax, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the "Carbon Bill") published in December 2017, together with an Explanatory Memorandum in respect of the Carbon Bill.

On May 26, 2019, the Carbon Bill was signed into law as the Carbon Tax Act, No. 15 of 2019 (the "Carbon Tax Act"), resulting in a carbon tax being implemented on June 1, 2019. See Item 5.4. - Business Overview - Carbon Tax/Climate Change Policies in the AIF for more details.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Community relations may affect the Company's business.

Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company's commercial activities. The Company faces opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price, with communities seeking greater benefit from local mining operations.

Under the Mining Charter 2018, there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop its social and labour plan, in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities, including employment opportunities, of mine communities. A failure to implement the commitments prescribed by these social and labour plans could place the Company at risk of affecting its compliance and thereby the Waterberg Mining Right, as well as give rise to social activism and an erosion of the social license to operate. The nature of these social and labour plans also places the Company at risk for having to step-in for service delivery where the State, provincial government or local municipalities have failed to adequately provide for the host communities. The identified developmental priorities must be contained in the approved social and labour plan.  See Item 5.4 - South African Regulatory Framework - The Mining Charter in the AIF for more details.

Long-term surface lease agreements over the host community farms where the Waterberg Project surface infrastructure will be placed, must be entered into. Consultations for the negotiation of these long-term surface lease agreements over the proposed mining surface infrastructure area are ongoing, but the rate of progress is slow as it takes long to arrange meetings with the communities to negotiate and approve the terms of the agreements. To assist the communities and ensure that the agreements are fair and reasonable, the Company pays for the communities' independent legal counsel. The process of negotiating the long-term surface lease agreements, if unsuccessful, could have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Furthermore, disruptions from the communities and/or their refusal to consent to licence or permit applications required to be made to maintain the Waterberg Mining Right, could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Government imposed compulsory shutdowns or expense increases.

In South Africa, recent fatalities in the mining industry have caused the government to introduce compulsory shutdowns of operations to enable investigations into the causes of the accidents. Shutdowns such as these and compliance with standards may materially interrupt operations and require a material increase in expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Inability to obtain a water use licence or develop infrastructure.

In addition, in South Africa, the National Water Act, No. 36 of 1998, imposes a new regime on the use of water resources and requires a water use licence for all water uses. All mining operations require an integrated water use licence for all new water uses and a detailed study of the water balance in the area must precede an application for a licence. There is a risk that the Company will be unable to obtain a water use licence for Waterberg Project or that the Company may not be able to develop the infrastructure required to transport water subject to a water use licence on an economically viable basis.

South African foreign exchange controls may limit repatriation of profits.

Since commencing business in South Africa, the Company has loaned or invested approximately C$860 million (net of repayments) as at August 31, 2023, into PTM RSA in South Africa. The Company obtained approval from the South African Reserve Bank ("SARB") in advance for its investments into South Africa. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa's exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, and continues to do so, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company's land in South Africa could be subject to land restitution claims or land expropriation which could impose significant costs and burdens.

To the extent that the Company's operating subsidiaries acquire or lease privately held land, such land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Restitution Act") and the Restitution of Land Rights Amendment Act, No. 15 of 2014 (the "Restitution Amendment Act"), which took effect on July 1, 2014. Under the Restitution Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913, as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodged a claim on or before June 30, 2019, is granted certain remedies.  A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate alternative relief right in alternative state-owned land, or payment of compensation). If restoration is claimed, the Restitution Act requires the feasibility of such restoration to be considered.  Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Land Reform and Rural Development ("Land Reform Minister") may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Restitution Act also entitles the Land Reform Minister to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the Constitution - which provide, in general, for just and equitable compensation.

However, the ANC has declared its intention to proceed with an orderly process of land expropriation, potentially without compensation being paid to landowners. Although the Constitution Eighteenth Amendment Bill, which aimed to amend section 25 of the Constitution in order to allow the State to expropriate land without compensation, failed to garner the requisite number of votes in the National Assembly and was not passed into law, the future form of this process remains unclear.

There is no guarantee, however, that any privately held land rights could not become subject to acquisition by the State without the Company's agreement, or that the Company would be adequately compensated for the loss of any land rights. Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Offerings and the Securities

Investors may lose their entire investment

An investment in the Securities is speculative and may result in the loss of an investor's entire investment.  Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls. See Item 5.4 - South African Regulatory Framework - Exchange Control in the AIF.

The Common Share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.  In particular, the per share price of the Common Shares on the TSX fluctuated from a high of C$3.13 to a low of C$1.29 and on the NYSE American from a high of US$2.27 to a low of US$0.94 during the twelve-month period ending November 12, 2024. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments (including developments with international conflicts) in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards and our Common Shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the Common Shares to decline.

The Common Shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization and, share distribution targets.  In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may not be able to satisfy these standards and remain listed on the NYSE American and the TSX.

Delisting of the Common Shares may result in a breach or default under certain of our agreements. Without limiting the foregoing, a delisting of the Company's Common Shares could also adversely affect the Company's reputation, ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

The exercise of outstanding stock options or settlement of outstanding restricted share units will result in dilution to the holders of Common Shares.

The issuance of Common Shares upon the exercise of the Company's outstanding stock options and settlement of the Company's outstanding restricted share units ("RSUs") will result in dilution to the interests of shareholders and may reduce the trading price of the Common Shares. Additional stock options, RSUs and other warrants and rights to purchase Common Shares may be issued in the future. Exercises or settlement of these securities, or even the potential of their exercise or settlement, may have an adverse effect on the trading price of the Common Shares. The holders of any issued and outstanding stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities, and RSUs do not have a cash exercise price. Accordingly, the issuance of Common Shares upon exercise of such securities will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of any issued and outstanding stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by any such stock options and warrants.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions, debt repayment or other projects.

For example, the Company completed private placements of Common Shares in December 2020, February 2022, and September 2023, completed the purchase and cancellation of convertible notes in February 2022, and completed at-the-market offerings of Common Shares in June 2022 and July 2024.

The Company cannot predict the number of Common Shares that will be issued in respect of future exercises of stock options or settlement of RSUs, or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Common Shares.  Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises or settlement of presently outstanding stock options and RSUs may also result in dilution to shareholders.

The Board has the authority to authorize certain offers and sales of the securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share. A decline in the market prices of the securities could impair the Company's ability to raise additional capital through the sale of additional securities should the Company desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act"). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a "passive foreign investment company" for its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in Securities who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year, and may be a PFIC in future tax years.

If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the Securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Securities or any so-called "excess distribution" received on the Securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. The foregoing elections may not be available with respect to certain Securities.  Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Securities.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by volatility. In recent years, global markets have been impacted by various events, including the credit crisis that began in 2008, the European debt crisis, COVID-19, international conflicts and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

The Company has discretion in the use of the net proceeds from an Offering.

The Company intends to allocate the net proceeds it will receive from an Offering as described under "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement, however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

There is an absence of a public market for certain of the Securities.

There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these securities will develop at all.

The Debt Securities will be structurally subordinated to any indebtedness of the Company's subsidiaries and the Company's ability to service indebtedness is dependent on the results of operations of, and payments received from, its subsidiaries.

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company's results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. The Company's subsidiaries will not have an obligation to pay amounts due pursuant to any Debt Securities or to make any funds available for payment on Debt Securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions.  The Indenture would not limit the Company's ability or the ability of its subsidiaries to incur indebtedness. Such indebtedness of the Company's subsidiaries would be structurally senior to the Debt Securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any Debt Securities.

Changes in interest rates may cause the market price or value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may cause the value of the Debt Securities to decline.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company has a negative cash flow from operating activities in its most recently completed quarter and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods which will be indicated in a Prospectus Supplement as applicable.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended May 31, 2024, which are incorporated by reference in this Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus. Subsequent to May 31, 2024, and prior to the date of this Prospectus, no Common Shares reserved for issuance pursuant to outstanding stock options or RSUs have been issued pursuant to the exercise of outstanding options or settlement of outstanding RSUs other than 207,398 Common Shares that were issued pursuant to the exercise of outstanding options. See "Prior Sales".

PLAN OF DISTRIBUTION

We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement will set forth the terms of the applicable Offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an "Acquisition") of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI  44-102 including sales made directly on the TSX, or NYSE American, if applicable, or other existing trading markets for the Common Shares. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an Offering at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange.

No underwriter or dealer involved in an "at-the-market distribution" as defined NI 44-102, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our Securities in connection with an offering of our Securities or effect any other transactions that are intended to stabilize the market price of our Securities.

In connection with any offering of Securities, other than an "at-the-market distribution", except as otherwise set out in a Prospectus Supplement relating to a particular Offering, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company has issued or agreed to issue Common Shares at the following prices:

Issuance Date	Number of Common Shares	Price per Issuance
		(US$)	(C$)
December 18, 2023	103,473 (1)		1.50
October 8, 2024	16,333 (2)		1.81
October 15, 2024	14,000 (2)		1.81
October 18, 2024	33,195 (2)		1.81
October 21, 2024	20,000 (2)		1.81
October 23, 2024	7,084 (2)		1.81
October 24, 2024	102,866 (2)		1.81
October 25, 2024	2,734 (2)		1.81
October 28, 2024	3,236 (2)		1.81
October 30, 2024	7,950 (2)		1.52

TOTAL	310,871

Notes:

(1) Issued pursuant to the settlement of RSUs.

(2) Issued pursuant to  the exercise of outstanding options.

During the 12 months preceding the date of this Prospectus, the Company has issued the following securities convertible into Common Shares at the following prices which remain outstanding at the date of this Prospectus:

Issuance Date	Class of Security	Number of Securities	Price per Security (C$)
October 1, 2024	Options	467,520	1.93
October 1, 2024	RSUs	257,600	N/A

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE American under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the periods indicated:

TSX - PTM

Month	High (C$/share)(1)	Low (C$/share) (1)	Volume (# of shares)
November 2023	1.62	1.29	373,900
December 2023	1.63	1.35	428,100
January 2024	1.65	1.31	530,500
February 2024	1.44	1.30	138,700
March 2024	1.66	1.33	403,400
April 2024	2.09	1.55	804,500
May 2024	2.65	1.75	949,000
June 2024	2.61	2.15	287,700
July 2024	2.63	2.11	364,800
August 2024	2.20	1.59	473,775
September 2024	2.15	1.48	317,009
October 2024	3.13	1.93	1,321,291
November 1 to 12, 2024	2.69	2.07	289,347

Note:

(1) Based on intra-day highs and lows.

NYSE American - PLG

Month	High (US$/share)(1)	Low (US$/share) (1)	Volume (# of shares)
November 2023	1.19	0.94	3,044,800
December 2023	1.19	0.98	3,758,600
January 2024	1.22	0.96	2,959,900
February 2024	1.08	0.96	2,068,700
March 2024	1.24	0.98	5,009,200
April 2024	1.55	1.14	10,800,900
May 2024	2.07	1.28	12,698,600
June, 2024	1.93	1.56	7,956,900
July 2024	1.95	1.52	9,234,700
August 2024	1.66	1.06	7,744,485
September 2024	1.60	1.08	6,642,778
October 2024	2.27	1.43	19,131,948
November 1 to 12, 2024	1.94	1.48	6,473,030

Note:

(1) Based on intra-day highs and lows.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our Board may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the Board and will depend on our capital requirements, results of operations and such other factors as the Board considers relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS – ADDITIONAL INFORMATION

During the year ended August 31, 2023, the Company issued 1,089,503 Common Shares and raised gross proceeds of $1,975,000 pursuant to a base shelf prospectus supplement. The following reconciles the use of gross proceeds to the financing during the year ended August 31, 2023:

Intended Use of Proceeds	Actual Use of Proceeds
To advance the Waterberg Project and for general corporate purposes.	As of the date of this Prospectus, the Company has used the proceeds as intended. The Waterberg DFS Update was completed and published in September 2024. Further expenditures have been made at the Waterberg Project to fulfill the Waterberg SLP commitments.

During the nine months ended May 31, 2024, the Company issued 2,118,645 Common Shares and raised gross proceeds of $2,500,001.10 pursuant to a private placement (the “2024 Private Placement”). The following reconciles the use of gross proceeds to the 2024 Private Placement as at May 31, 2024:

Intended Use of Proceeds	Actual Use of Proceeds
To cover the Company’s pre-development costs on the Waterberg Project and for general corporate and working capital purposes.	As at May 31, 2024, the Company had not spent any of the proceeds from the 2024 Private Placement. The Company’s expected use of the proceeds has not changed and the Company continues to intend to use the proceeds to cover the Company’s pre-development costs on the Waterberg Project and for general corporate and working capital purposes.

DESCRIPTION OF COMMON SHARES

Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 102,687,546 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, the term "Company" refers only to Platinum Group Metals Ltd. without any of its subsidiaries. The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the Registration Statement.

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the specific designation of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

  the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

  the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

  whether the Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Debt Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  the denominations in which registered Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000, and the denominations in which bearer Debt Securities will be issuable, if other than US$5,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares or Debt Securities.  This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

  the designation and aggregate number of Warrants;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

  if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  material United States and Canadian federal income tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada and the United States after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  the number of Subscription Receipts;

  the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

  conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

  the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

  the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Gowling WLG (Canada) LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

INTEREST OF EXPERTS

The technical information, mineral reserve and mineral resource estimates and economic estimates relating to the Waterberg Project included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller, B.Sc. Hons (Geology), Pr. Sci. Nat. Protek Consulting (Pty) Ltd.	Co-authored the Waterberg DFS Update, which is incorporated by reference herein.
Gordon Cunningham, B.Eng. (Chemical), Pr. Eng. (ECSA) Turnberry Projects (Pty) Ltd.	Co-authored the Waterberg DFS Update, which is incorporated by reference herein.
Michael Murphy, P.Eng. Stantec Consulting International Ltd.	Co-authored the Waterberg DFS Update, which is incorporated by reference herein.
Robert van Egmond, P. Geo. RAVEX Consulting	Independent Qualified Person ("QP"), has reviewed and approved technical disclosure in all of the Company's most recently completed financial year disclosure documents, Management’s Discussion and Analysis and the AIF (other than disclosure attributed to author QPs).

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

INDEPENDENT AUDITOR

Our auditor, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from us within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, and within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated October 30, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an "at-the-market distribution". This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market distribution") be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market distribution".

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company organized and existing under the Business Corporations Act (British Columbia). A majority of our directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.